Exhibit 99.1

Interim Report
As of and for the three and nine months ended September 30, 2026

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
Statements contained in this report, particularly those regarding possible or assumed future performance, competitive strengths, costs, dividends, reserves, our growth, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms are used to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially.
These risks and uncertainties include, without limitation:
•our ability to maintain vehicle shipment volumes;
•changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality;
•changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry;
•our ability to accurately predict the market demand for electrified vehicles;
•our ability to offer innovative, attractive and relevant products;
•a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in our vehicles;
•the level of competition in the automotive industry, which may increase due to consolidation and new entrants;
•our ability to attract and retain experienced management and employees;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in our vehicles;
•changes in local economic and political conditions;
•the enactment of tax reforms or other changes in laws and regulations;
•the level of governmental economic incentives available to support the adoption of battery electric vehicles;
•the impact of increasingly stringent regulations regarding fuel efficiency and greenhouse gas (“GHG”) and tailpipe emissions;
•various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits;
•material operating expenditures in relation to compliance with environmental, health and safety regulations;
•exposure to shortfalls in the funding of our defined benefit pension plans;
•our ability to provide or arrange for access to adequate financing for dealers and retail customers;
•risks related to the operation of financial services companies;
•our ability to access funding to execute our business plan;

•our ability to realize anticipated benefits from joint venture arrangements;
•disruptions arising from political, social and economic instability;
•risks associated with our relationships with employees, dealers and suppliers;
•our ability to maintain effective internal controls over financial reporting;
•developments in labor and industrial relations and developments in applicable labor laws;
•earthquakes or other disasters; and
•other factors discussed elsewhere in this report.
Furthermore, in light of the inherent difficulty in forecasting future results, any estimates or forecasts of particular periods that are provided in this report are uncertain. We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this report or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.
Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section — Risks and uncertainties of this Interim Report.

CERTAIN DEFINED TERMS
In this Interim Report, unless otherwise specified, the terms “we”, “our”, “us”, the “Company” and “Stellantis” refer to Stellantis N.V., together with its consolidated subsidiaries, or any one or more of them, as the context may require. This terminology does not affect the separate corporate status of the referenced legal entities, each of which is only responsible for its own obligations.
References to “the merger” refer to the merger between PSA and FCA completed on January 16, 2021 and resulting in the creation of Stellantis.
References to “FCA” mean Fiat Chrysler Automobiles N.V. together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to “PSA” mean Peugeot S.A. together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to “Leapmotor” or “LPM” mean Zhejiang Leapmotor Technology Co., Ltd. For further details on this relationship, refer to Note 12, Investments accounted for using the equity method of the Consolidated Financial Statements for the year ended December 31, 2025.
References to “Leapmotor International” mean a jointly established Stellantis-controlled company created in 2024 and owned 51 percent by Stellantis and 49 percent by Leapmotor, to distribute Leapmotor-branded vehicles outside of China.
References to “SFS U.S.” means Stellantis Financial Services U.S. Corp together with its consolidated subsidiaries, or any one or more of them, as the context may require.
All references in this Interim Report to “Euro” and “€” refer to the currency issued by the European Central Bank. Stellantis’ financial information is presented in Euro. All references to “U.S. Dollars”, “U.S. Dollar”, “USD” and “$” refer to the currency of the United States of America (“U.S.”). All figures shown are rounded to the nearest tenth of unit presented. Certain totals in the tables included in this report may not add due to rounding.
This Interim Report is furnished to the U.S. Securities and Exchange Commission (“SEC”) on Form 6-K.

MANAGEMENT DISCUSSION AND ANALYSIS
Highlights

Three months ended September 30,			Nine months ended September 30,
2026	2025	(€ million, except shipments, which are in thousands of units, and per share amounts)	2026	2025
1,308	1,334	Combined shipments(1)	4,276	4,024
1,286	1,300	Consolidated shipments(2)	4,244	3,964

37,611	37,206	Net revenues	119,225	111,467
(453)	(4,532)	Net profit/(loss)	217	(6,788)
256	90	Adjusted operating income/(loss) (“AOI”)(3)	1,989	630

		Earnings/(loss) per share (“EPS”)(4)
(0.18)	(1.57)	Basic (loss)/earnings per share (€)	0.02	(2.35)
(0.18)	(1.57)	Diluted (loss)/earnings per share (€)	0.02	(2.35)
(0.01)	(0.04)	Adjusted diluted earnings/(loss) per share (€)(5)	0.31	0.14

—	—	Ordinary dividends, per share (€)	—	0.68

	Nine months ended September 30,
(€ million)	2026	2025
Net cash from/(used in) operating activities	(6,817)	(6,838)
Industrial free cash flows (“IFCF”)(6)	(4,930)	(7,309)

(€ million)	At September 30, 2026	At December 31, 2025
Available liquidity	46,480	49,795
Of which: Industrial available liquidity	42,652	45,711
Industrial net financial position(6)	5,400	6,694
(1) Combined shipments also includes the Stellantis branded vehicles distributed by our joint ventures (such as Tofas) and associates
(2) Consolidated Shipments includes the vehicles produced by our joint ventures and associates (including Leapmotor) which are distributed by our consolidated subsidiaries
(3) Refer to sections — Non-GAAP financial measures, Company results and Results by segment in this Interim Report for further discussion
(4) Refer to Note 20, Earnings/(loss) per share, in the Interim Condensed Consolidated Financial Statements included in this Interim Report for additional information
(5) Refer to sections — Non-GAAP financial measures and Company results in this Interim Report for further discussion
(6) Refer to sections — Non-GAAP financial measures and Liquidity and capital resources in this Interim Report for further discussion

Non-GAAP financial measures
We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”) financial measures: Adjusted operating income/(loss), Adjusted operating income/(loss) margin, Industrial free cash flows and Industrial net financial position. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance and financial position. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. We also present the non-GAAP measure, Adjusted diluted EPS which is not used to monitor our operations but which we believe provides investors with a more meaningful comparison of the Company’s ongoing quality of earnings. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance as prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union.
Adjusted operating income/(loss): Adjusted operating income/(loss) excludes from Net profit/(loss) adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to:
•Impacts from strategic decisions to rationalize Stellantis’ core operations;
•Facility-related costs stemming from Stellantis’ plans to match production capacity and cost structure to market demand; and
•Convergence and integration costs directly related to significant acquisitions or mergers.
Adjusted operating income/(loss) is used for internal reporting to assess performance and as part of the Company's forecasting, budgeting and decision making processes as it provides additional transparency to the Company's core operations. We believe this non-GAAP measure is useful because it excludes items that we do not believe are indicative of the Company’s ongoing operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among our segments. We also believe that Adjusted operating income/(loss) is useful for analysts and investors to understand how management assesses the Company’s ongoing operating performance on a consistent basis. In addition, Adjusted operating income/(loss) is one of the metrics used in the determination of the annual performance bonus for eligible employees, including members of the senior management.
Refer to the sections “Company results” and “Results by segment” below for further discussion and for a reconciliation of this non-GAAP measure to Net profit/(loss), which is the most directly comparable measure included in our Interim Condensed Consolidated Income Statement. Adjusted operating income/(loss) should not be considered as a substitute for Net profit/(loss), cash flow or other methods of analyzing our results as reported under IFRS.

Adjusted operating income/(loss) margin: is calculated as Adjusted operating income/(loss) divided by Net revenues.
Adjusted diluted EPS: is calculated by adjusting Diluted earnings per share for the post-tax impact per share of the same items excluded from Adjusted operating income/(loss) as well as tax expense/(benefit) items that are considered rare or infrequent, or whose nature would distort the presentation of the ongoing tax charge of the Company. We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Company’s ongoing operating performance and provides investors with a more meaningful comparison of the Company’s ongoing quality of earnings. Refer to the section “Company results” below for a reconciliation of this non-GAAP measure to Diluted earnings per share from operations, which is the most directly comparable measure included in our Interim Condensed Consolidated Financial Statements. Adjusted diluted EPS should not be considered as a substitute for Basic earnings per share, Diluted earnings per share from operations or other methods of analyzing our quality of earnings as reported under IFRS.
Industrial free cash flows: is our key cash flow metric and is calculated as Cash flows from operating activities less: (i) cash flows from operating activities from discontinued operations; (ii) cash flows from operating activities related to financial services, net of eliminations; (iii) investments in property, plant and equipment and intangible assets for industrial activities and (iv) contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: (i) net intercompany payments between continuing operations and discontinued operations; (ii) proceeds from disposal of assets and (iii) contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables, factoring, the payment of accounts payable and transactions with our consolidated and related party financial services entities, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control. In addition, Industrial free cash flows is one of the metrics used in the determination of the annual performance bonus for eligible employees, including members of the senior management. We believe that this measure is useful for investors to facilitate their review and evaluation of the cash generation of our industrial operations, net of investing needs.
Refer to “Liquidity and capital resources” — “Industrial free cash flows” for further information and the reconciliation of this non-GAAP measure to Cash flows from operating activities, which is the most directly comparable measure included in our Interim Condensed Consolidated Statement of Cash Flows. Industrial free cash flows should not be considered as a substitute for Net profit/(loss), cash flow or other methods of analyzing our results as reported under IFRS.
Industrial net financial position is calculated as: Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents; (ii) financial securities that are considered liquid; (iii) current financial receivables from the Company or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits. Therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to Stellantis’ financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale. We believe it is useful for investors to report the Industrial net financial position to assist in comparability with the industrial operations of our peers. Refer to “Liquidity and capital resources” — “Industrial net financial position” for further information.

Company results
Effective January 2026, the Company’s segment structure was updated to align with how the Chief Operating Decision Maker (“CODM”) reviews performance and allocates resources. Under the revised structure, the CODM reviews the business through the following operating and reporting segments: North America; Enlarged Europe; Middle East & Africa; South America; and Asia Pacific. Refer to Note 1, Basis of Preparation in the Interim Condensed Consolidated Financial Statements included in this Interim Report for additional information.
The following is a discussion of the Company's results of operations for the three and nine months ended September 30, 2026 compared to the three and nine months ended September 30, 2025.

Three months ended September 30,			Nine months ended September 30,
2026	2025	(€ million)	2026	2025
37,611	37,206	Net revenues	119,225	111,467
34,190	38,291	Cost of revenues	106,601	106,558
2,303	2,221	Selling, general and other costs	7,088	6,395
1,326	1,942	Research and development costs	4,074	5,313
—	13	Gains/(losses) on disposal of investments	59	(191)
66	401	Restructuring costs	548	923
(57)	(65)	Share of the profit/(loss) of equity method investees	86	(498)
(331)	(5,701)	Operating income/(loss)	1,059	(8,411)
201	(6)	Net financial expenses/(income)	553	154
(532)	(5,695)	Profit/(loss) before taxes	506	(8,565)
(79)	(1,163)	Tax expense/(benefit)	289	(1,777)
(453)	(4,532)	Net profit/(loss) from continuing operations	217	(6,788)
—	—	Profit/(loss) from discontinued operations, net of tax	—	—
(453)	(4,532)	Net profit/(loss)	217	(6,788)

		Net profit/(loss) attributable to:
(470)	(4,542)	Owners of the parent	186	(6,782)
17	10	Non-controlling interests	31	(6)

Net revenues

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2026	2025	2026 vs. 2025	(€ million)	2026	2025	2026 vs. 2025
37,611	37,206	1.1%	Net revenues	119,225	111,467	7.0%
The following charts present the Company’s Net revenues walk by operational driver for the three and nine months ended September 30, 2026 compared to the corresponding periods in 2025:
Net revenues by operational driver - Three months ended September 30, 2026 compared to the three months ended September 30, 2025 (€ million)
Net revenues by operational driver - Nine months ended September 30, 2026 compared to the nine months ended September 30, 2025 (€ million)
See — Results by segment below for a discussion of Net revenues for each of our five reporting segments (North America, Enlarged Europe, Middle East & Africa, South America and Asia Pacific).

Cost of revenues

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2026	2025	2026 vs. 2025	(€ million)	2026	2025	2026 vs. 2025
34,190	38,291	(10.7%)	Cost of revenues	106,601	106,558	—%
90.9%	102.9%		Cost of revenues as % of Net revenues	89.4%	95.6%
Cost of revenues decreased for the three months ended September 30, 2026 compared to the corresponding period in 2025, primarily related to decreased volumes in North America and lower costs as specified below, partially offset by increased volumes in Enlarged Europe.
For the nine months ended September 30, 2026, Cost of revenues remained broadly stable compared to the corresponding period in 2025. Increased volumes in 2026 have been offset by lower costs as specified below.
•the non-recurrence of recall campaign costs in Enlarged Europe (nil and €0.5 billion for the three and nine month periods ended September 30, 2025);
•a reduction of regulatory expenses in North America of €0.2 billion and €1.2 billion for the three and nine month periods ended September 30, 2026, respectively. Of these amounts, a net benefit of €0.3 billion was excluded from AOI for the nine months ended September 30, 2026, compared to net costs of €0.3 billion excluded from AOI for the nine months ended September 30, 2025. Amounts excluded from AOI for the three months ended September 30, 2026 and 2025 were negligible;
•lower impairment and costs related to product plan realignments and program cancellations. Amounts for the three and nine months ended September 30, 2025 included impairment charges and costs related to program cancellations of €0.9 billion and €1.3 billion, respectively, related to North America and certain Maserati and Alfa Romeo vehicle platforms;
•a reduction in warranty expense of €3.6 billion and €3.8 billion for the three and nine months ended September 30, 2026, respectively. During the three and nine months ended September 30, 2025, €3.3 billion of costs related to a change in estimate for contractual warranty provisions were excluded from AOI. No similar amounts were excluded from AOI during the corresponding periods in 2026; and
•the non-recurrence of impairment and other costs related to the discontinuation of the hydrogen fuel cell technology development program in Enlarged Europe (nil and €51 million for the three and nine month periods ended September 30, 2025). These costs were excluded from AOI in 2025.

Selling, general and other costs

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2026	2025	2026 vs. 2025	(€ million)	2026	2025	2026 vs. 2025
2,303	2,221	3.7%	Selling, general and other costs	7,088	6,395	10.8%
6.1%	6.0%		Selling, general and other costs as % of Net revenues	5.9%	5.7%
Selling, general and other expenses increased for the three and nine months ended September 30, 2026 compared to the corresponding periods in 2025. The increase for the three-month period was primarily due to higher general and administrative expenses in Enlarged Europe. The increase for the nine-month period was primarily due to higher general and administrative expenses in North America and Enlarged Europe, as well as higher marketing expenses in Enlarged Europe.
The increase also reflects the non-recurrence of benefits recorded in 2025, primarily:
•the recognition of indirect tax credits in South America (€36 million and €311 million for the three and nine months ended September 30, 2025, respectively), and
•a gain on disposal from the sale of the Luton plant in the UK (nil and €66 million for the three and nine months ended September 30, 2025, respectively).
Research and development costs

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2026	2025	2026 vs. 2025	(€ million)	2026	2025	2026 vs. 2025
822	590	39.3%	Research and development expenditures expensed	2,491	2,001	24.5%
467	521	(10.4%)	Amortization of capitalized development expenditures	1,390	1,609	(13.6%)
37	831	(95.5%)	Impairment and write-off of capitalized development expenditures	193	1,703	(88.7%)
1,326	1,942	(31.7%)	Total Research and development costs	4,074	5,313	(23.3%)

Three months ended September 30,			Nine months ended September 30,
2026	2025	(€ million)	2026	2025
2.2%	1.6%	Research and development expenditures expensed as % of Net revenues	2.1%	1.8%
1.2%	1.4%	Amortization of capitalized development expenditures as % of Net revenues	1.2%	1.4%
0.1%	2.2%	Impairment and write-off of capitalized development expenditures as % of Net revenues	0.2%	1.5%
3.5%	5.2%	Total Research and development costs as % of Net revenues	3.4%	4.8%
Research and development expenditures expensed increased by €232 million and €490 million for the three and nine months ended September 30, 2026, respectively, as compared to the corresponding periods in 2025 primarily resulting from:

•higher product serial life activities (quality improvements, value optimization and product actions) aimed at further enhancing the quality of our offerings to customers, which increased by €50 million and €167 million for the three and nine months ended September 30, 2026, respectively, compared to the corresponding periods in 2025;
•increased advanced engineering activities for products included in the long-range plan which increased by €10 million and €46 million for the three and nine months ended September 30, 2026, respectively, compared to the corresponding periods in 2025; and
•the expensing of development costs incurred on platforms that were fully impaired in 2025 and are therefore no longer eligible for capitalization. As a result, €108 million and €178 million of development costs were recognized directly in research and development expenditures expensed during the three and nine months ended September 30, 2026, respectively.
Amortization of capitalized development expenditures during the three and nine months ended September 30, 2026 decreased by 10.4 percent and 13.6 percent, respectively, as compared to the corresponding periods in 2025, primarily due to reduced amortization following impairments recognized in 2025.
Impairments of capitalized development expenditures recognized in the three and nine months ended September 30, 2026 were attributable to impairments of platform assets in North America related to program cancellations. Impairments of capitalized development expenditures recognized in the three and nine months ended September 30, 2025 primarily related to (i) impairments related to product plan realignments and program cancellations of €831 million and €1,077 million, (ii) impairments of platforms used for Maserati and Alfa Romeo vehicles of nil and €348 million, and (iii) impairments as a result of the Company’s decision to discontinue its hydrogen fuel cell technology of nil and €278 million.
Total Research and development expenditures for the three and nine months ended September 30, 2026 and 2025 were as follows:

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2026	2025	2026 vs. 2025	(€ million)	2026	2025	2026 vs. 2025
703	776	(9.4%)	Capitalized development expenditures excl. borrowing costs(1)	1,976	2,481	(20.4%)
822	590	39.3%	Research and development expenditures expensed	2,491	2,001	24.5%
1,525	1,366	11.6%	Total Research and development expenditures	4,467	4,482	(0.3%)

46.1%	56.8%		Capitalized development expenditures as % of Total Research and development expenditures	44.2%	55.4%
4.1%	3.7%		Total Research and development expenditures as % of Net revenues	3.7%	4.0%
(1) Additions to capitalized development expenditures of €739 million and €836 million for the three months ended September 30, 2026 and 2025, respectively, and €2,055 million and €2,658 million for the nine months ended September 30, 2026 and 2025, respectively, were adjusted in each case to remove capitalized borrowing costs of €36 million and €60 million for the three months ended September 30, 2026 and 2025, respectively, and €79 million and €177 million for the nine months ended September 30, 2026 and 2025, respectively, in accordance with IAS 23 – Borrowing Costs (Revised)

Total Research and development expenditures increased in the three months ended September 30, 2026, compared to the corresponding period in 2025, while expenditures for the nine month period remained broadly unchanged year over year. The decrease in capitalized development expenditures was primarily driven by: (i) lower capitalization resulting from asset impairments, and (ii) timing of new product development activities.
Restructuring costs

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2026	2025	2026 vs. 2025	(€ million)	2026	2025	2026 vs. 2025
66	401	(83.5%)	Restructuring costs	548	923	(40.6%)
Restructuring costs for the three and nine months ended September 30, 2026 decreased compared to the corresponding periods in 2025, primarily due to decreased levels of workforce reductions in Enlarged Europe.
Share of the profit/(loss) of equity method investees

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2026	2025	2026 vs. 2025	(€ million)	2026	2025	2026 vs. 2025
(57)	(65)	12.3%	Share of the profit/(loss) of equity method investees	86	(498)	n.m.
n.m. = not meaningful
For both the three months ended September 30, 2026 and the corresponding period in 2025, the Company recognized a share of loss of equity method investees. In 2026, the loss was primarily due to a charge related to its investment in Leasys SAS (“Leasys”) (refer to Note 7, Investments accounted for using equity method in the Interim Condensed Consolidated Financial Statements included in this Interim Report for additional information), partially offset by its share of profit for its investments in Tofas-Turk Otomobil Fabrikasi A.S. (“Tofas”) and financial services joint ventures excluding Leasys. In 2025, the loss was attributable to the Company’s share of losses in investments in Automotive Cells Company SE, Leasys and StarPlus Energy LLC.
For the nine months ended September 30, 2026, the Company recognized a share of profit of equity method investees, compared to a share of loss in the corresponding period in 2025. For the nine months ended September 30, 2026, the previously mentioned charge related to Leasys was more than offset by the share of profits generated by the investments referenced above. For the nine months ended September 30, 2025, the share of loss is mainly attributable to €404 million of write-offs recorded in the three months ended June 30, 2025, as a result of the Company’s decision to discontinue its hydrogen fuel cell technology program.

Net financial expenses/(income)

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2026	2025	2026 vs. 2025	(€ million)	2026	2025	2026 vs. 2025
201	(6)	n.m.	Net financial expenses/(income)	553	154	n.m.
n.m. = not meaningful
Net financial expenses increased for the three and nine months ended September 30, 2026 compared to the corresponding periods of 2025. The increase was primarily driven by lower interest income from liquidity investments due to both reduced liquidity levels and a decline in short-term market rates, the impact of discounting on warranty provisions after the increase in the contractual warranty provisions due to the change in estimate recognized in 2025, as well as an increase in interest rates and lower capitalized interest, partially offset by expenses of €138 million recognized during 2025 upon termination of commodity derivative contracts which did not recur in 2026.
Tax expense/(benefit)

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2026	2025	2026 vs. 2025	(€ million)	2026	2025	2026 vs. 2025
(79)	(1,163)	(93.2%)	Tax expense/(benefit)	289	(1,777)	n.m.
14.8%	20.4%	(5.6)	Effective tax rate	57.1%	20.7%	36.4
n.m. = not meaningful
A tax benefit of €79 million was recognized for the three months ended September 30, 2026, compared with a tax benefit of €1,163 million for the corresponding period in 2025. The three-month variance reflected a significantly larger pre-tax loss in the third quarter of 2025 than in the third quarter of 2026. For the nine months ended September 30, 2026, the tax expense was €289 million, compared with a tax benefit of €1,777 million in the corresponding prior-year period. The nine-month variance primarily reflected the Company’s transition from a pre-tax loss in 2025 to pre-tax income in 2026.
The effective tax rate for the three months ended September 30, 2026 was 14.8 percent versus 20.4 percent for the prior-year period. The year-over-year decrease primarily reflected a higher proportion of pre-tax losses in jurisdictions where the related tax benefits were not recognized.
For the nine months ended September 30, 2026, the effective tax rate increased to 57.1 percent from 20.7 percent in the corresponding period of 2025. The increase primarily reflected a higher proportion of pre-tax losses in jurisdictions where the related tax benefits were not recognized.
The Company’s ability to realize the full value of its deferred tax assets is dependent upon the generation of future taxable income. Based on recent losses generated in certain jurisdictions, we are closely monitoring the realizability of our recognized deferred tax assets. If actual future taxable income differs from the current estimates, the Company may be required to de-recognize deferred tax assets, which could materially impact future results.

Net profit/(loss)

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2026	2025	2026 vs. 2025	(€ million)	2026	2025	2026 vs. 2025
(453)	(4,532)	90.0%	Net profit/(loss)	217	(6,788)	n.m.
n.m. = not meaningful
The Company reported a Net loss of €453 million for the three months ended September 30, 2026, and a Net profit of €217 million for the nine-month period, compared with Net losses of €4,532 million and €6,788 million in the corresponding periods of 2025. The improvement for the three months ended September 30, 2026 was primarily attributable to a moderate increase in Net revenues and the non-recurrence of costs incurred in 2025 related to: (i) charges recognized as a result of product plan realignments and program cancellations and corresponding costs and (ii) a reduction in warranty expense following the 2025 change in estimate for contractual warranties.
The improvement for the nine months ended September 30, 2026 was primarily attributable to higher Net revenues driven by volume growth in North America and Enlarged Europe and the non-recurrence of costs incurred in 2025 related to: (i) charges recognized as a result of product plan realignments and program cancellations and corresponding costs, (ii) a reduction in warranty expense following the 2025 change in estimate for contractual warranties, (iii) charges recognized as a result of the Company’s decision to discontinue its hydrogen fuel cell technology program, and (iv) impairment of platforms used for Maserati and Alfa Romeo vehicles.

Adjusted operating income/(loss)

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2026	2025	2026 vs. 2025	(€ million)	2026	2025	2026 vs. 2025
256	90	184.4%	Adjusted operating income/(loss)	1,989	630	215.7%
0.7%	0.2%	50 bps	Adjusted operating income/(loss) margin (%)	1.7%	0.6%	110 bps
The following charts present the change in Adjusted operating income/(loss) by segment for the three and nine months ended September 30, 2026 compared to the corresponding periods in 2025:
Adjusted operating income/(loss) change by segment - Three months ended September 30, 2026 compared to the three months ended September 30, 2025 (€ million)

Adjusted operating income/(loss) change by segment - Nine months ended September 30, 2026 compared to the nine months ended September 30, 2025 (€ million)
Refer to — Results by segment below for a discussion of Adjusted operating income/(loss) for each of our five reporting segments (North America, Enlarged Europe, Middle East & Africa, South America and Asia Pacific).
The following table is the reconciliation of Net profit/(loss), which is the most directly comparable measure included in the Interim Condensed Consolidated Income Statement, to Adjusted operating income/(loss):

Three months ended September 30, 2026	(€ million)	Nine months ended September 30, 2026
(453)	Net profit/(loss)	217
(79)	Tax expense/(benefit)	289
201	Net financial expenses/(income)	553
(331)	Operating income/(loss)	1,059

	Adjustments:
66	Restructuring and other costs, net of reversals	548
223	Takata airbags recall campaign	329
31	Costs related to product plan realignments and program cancellations	227
118	Write-down of investment in Leasys	118
—	(Gains)/losses on disposal of investments	(59)
—	U.S. GHG regulation change	(66)
—	Renegotiated regulatory purchase commitments of credits	(317)
149	Other	150
587	Total Adjustments	930
256	Adjusted operating income/(loss)	1,989

Three months ended September 30, 2025	(€ million)	Nine months ended September 30, 2025
(4,532)	Net profit/(loss)	(6,788)
(1,163)	Tax expense/(benefit)	(1,777)
(6)	Net financial expenses/(income)	154
(5,701)	Operating income/(loss)	(8,411)

	Adjustments:
3,252	Change in estimate for contractual warranties	3,252
1,748	Costs related to program cancellations	2,537
401	Restructuring and other costs, net of reversals	923
79	Fuel cell program discontinuation	812
1	Platform impairments	579
56	Takata airbags recall campaign	295
—	Corporate average fuel economy (“CAFE”) penalty rate	269
—	Stellantis Türkiye disposal	246
254	Other	128
5,791	Total Adjustments	9,041
90	Adjusted operating income/(loss)	630
During the three months ended September 30, 2026, Adjusted operating income/(loss) excluded adjustments primarily related to:
•€118 million charge related to the Company’s investment in Leasys (refer to note 7, Investments accounted for using equity method in the Interim Condensed Consolidated Financial Statements included in this Interim Report for additional information);
•€31 million related to costs incurred as a result of product plan realignments and program cancellations in North America;
•€66 million of restructuring and other costs, net of reversals, primarily related to workforce reductions, mainly in Enlarged Europe;
•€223 million of Takata airbags recall campaigns, related to stop-drive campaigns on certain vehicles, mainly in Enlarged Europe; and
•€149 million of Other, comprised primarily of adjustments to costs related to the transformation of certain plants in North America and Enlarged Europe, along with a regulatory impairment charge in North America.
During the nine months ended September 30, 2026, Adjusted operating income/(loss) excluded adjustments primarily related to:
•€548 million of restructuring and other costs, net of reversals, primarily related to workforce reductions, mainly in Enlarged Europe;
•€329 million of Takata airbags recall campaigns, related to stop-drive campaigns on certain vehicles, mainly in Enlarged Europe;
•€227 million primarily related to costs incurred as a result of product plan realignments and program cancellations, including €252 million recognized in North America, as well as a provision reversal of €25 million in Enlarged Europe;

•€118 million charge related to the Company’s investment in Leasys (refer to note 7, Investments accounted for using equity method in the Interim Condensed Consolidated Financial Statements included in this Interim Report for additional information);
•€59 million comprised primarily of (i) gains recognized as a result of the loss of significant influence over Archer and the resulting termination of the equity method (refer to Note 2, Scope of consolidation in the Interim Condensed Consolidated Financial Statements included in this Interim Report for additional information), (ii) a dilution gain related to the investment in Comau Group, and (iii) gains/(losses) recognized on the disposal of non-significant assets in Enlarged Europe;
•€66 million net gain recognized within Cost of revenues related to the repeal of GHG emissions standards in the U.S. The net gain consisted of an impairment of GHG-related Other intangible assets of €284 million and the elimination of the related GHG provision of €350 million;
•€317 million net gain recognized within Cost of revenues related to renegotiated contractual commitments for the purchase of regulatory compliance credits; and
•€150 million of Other, comprised primarily of adjustments to costs related to the transformation of certain plants in North America and Enlarged Europe, along with a regulatory impairment charge in North America.
During the three months ended September 30, 2025, Adjusted operating income/(loss) excluded adjustments primarily related to:
•€3,252 million related to the change in estimate for contractual warranty provisions, resulting from the reassessment of the estimation process, taking into account recent increases in cost inflation and a deterioration in quality, as a result of operational choices, which did not deliver the expected quality performance;
•€1,748 million related to costs incurred as result of program cancellations;
•€401 million of Restructuring and other costs, net of reversals, primarily related to workforce reductions, mainly in Enlarged Europe;
•€79 million related to the Company’s decision to discontinue its hydrogen fuel cell strategy, comprising €12 million of impairments of capitalized development expenditures and property, plant and equipment, €47 million of provisions for risks, and €20 million of other expenses;
•€56 million of Takata airbags recall campaigns, related to stop-drive campaign on certain vehicles in Enlarged Europe announced in June 2025;
•€1 million of Platform impairments, due to reduced volumes, platforms used for Maserati and Alfa Romeo vehicles were impaired and recognized in Enlarged Europe; and
•€254 million of Other, primarily comprising of (i) net costs recognized to support the workforce during the transformation of certain plants in North America, (ii) gains on disposal of investments in Enlarged Europe and (iii) a gain from dilution related to the investment in Archer Aviation.
During the nine months ended September 30, 2025, Adjusted operating income/(loss) excluded adjustments primarily related to:

•€3,252 million related to the change in estimate for contractual warranty provisions, resulting from the reassessment of the estimation process, taking into account recent increases in cost inflation and a deterioration in quality, as a result of operational choices, which did not deliver the expected quality performance;
•€2,537 million related to costs incurred as result of product plan realignments and program cancellations;
•€923 million of restructuring and other costs, primarily related to workforce reductions, mainly in Enlarged Europe, partially offset by a €72 million reduction in estimated North America restructuring costs;
•€812 million related to the Company’s decision to discontinue its hydrogen fuel cell strategy. As a result, the following items have been impaired: (i) investment in Symbio (€179 million), (ii) loans granted to Symbio (€162 million), (iii) capitalized development expenditures and property, plant and equipment related to fuel cells (€341 million), (iv) in addition, provisions for risks (€110 million) and (v) other expenses (€20 million) were recognized;
•€579 million of impairment charges were recognized in Enlarged Europe on platforms used for Maserati and Alfa Romeo vehicles, primarily as a result of reduced volumes;
•€295 million of Takata airbags recall campaigns, related to stop-drive campaign on certain vehicles in Enlarged Europe announced in June 2025;
•€269 million of CAFE penalty rate. As a result of the elimination of CAFE fines with the enactment of the One Big Beautiful Bill Act (“OBBB”), the Company recognized a net expense of €97 million, comprised of net €172 million of CAFE credits recognized as a reduction of Cost of revenues, which remains included in Adjusted operating income/(loss) as these amounts reduced prior year CAFE fines, and a net expense of €269 million, which is excluded from AOI and comprised of (i) elimination of the CAFE provision of €844 million, (ii) impairment of the regulatory credit assets of €609 million, and (iii) onerous contracts related to contractual purchase commitments for CAFE credits of €504 million;
•€246 million related to the sale of Stellantis Türkiye to the Company’s joint venture, Tofas, for which the Company recognized an estimated loss on disposal of €246 million, driven primarily by the recycling of the cumulative translation reserve from Equity to the Consolidated Income Statement upon disposal; and
•€128 million of Other, primarily related to (i) net costs to support the workforce during the transformation of certain plants in North America, (ii) gains on sales of real estate in Enlarged Europe, and (iii) a gain from dilution related to the investment in Archer Aviation.
Diluted and Adjusted diluted EPS

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2026	2025	2026 vs. 2025	(€ per share)	2026	2025	2026 vs. 2025
(0.18)	(1.57)	88.5%	Diluted EPS	0.02	(2.35)	n.m.
(0.01)	(0.04)	75.0%	Adjusted diluted EPS	0.31	0.14	121.4%
n.m. = not meaningful

The following table summarizes the reconciliation of Diluted (loss)/earnings per share to Adjusted diluted earnings per share:

Three months ended September 30,			Nine months ended September 30,
2026	2025	(€ million except otherwise noted)	2026	2025
(470)	(4,542)	Net (loss)/profit attributable to owners of the parent	186	(6,782)
(65)	—	Coupon and tax impacts on Hybrid perpetual notes(1)	(129)	—
2,902,097	2,888,824	Weighted average number of shares outstanding (000)	2,899,471	2,884,705
—	—	Number of shares deployable for share-based compensation (000)(2)	8,823	—
2,902,097	2,888,824	Weighted average number of shares outstanding for diluted earnings per share (000)	2,908,294	2,884,705
(0.18)	(1.57)	Diluted (loss)/earnings per share (A) (€/share)	0.02	(2.35)

587	5,791	Adjustments, per above	930	9,041
(95)	(1,375)	Tax impact on adjustments(3)	(76)	(1,845)
492	4,416	Total adjustments, net of taxes	854	7,196
—	—	Number of shares deployable for share-based compensation (000)(2)	—	15,846
—	—	Adjusted dilutive impact per share	—	0.00
0.17	1.53	Impact of adjustments above, net of taxes, on Diluted earnings per share (B) (€/share)	0.29	2.49
(0.01)	(0.04)	Adjusted Diluted earnings per share (€/share) (A+B)	0.31	0.14
(1) Refer to Note 19, Equity in the Interim Condensed Consolidated Financial Statements included in this Interim Report for additional information
(2) For the three months ended September 30, 2026 and for the three and nine months ended September 30, 2025, the Company reported a loss attributable to the owners of the parent. Consequently, the potential dilutive impact of share-based payment plans was excluded from the calculation of diluted earnings/(loss) per share, as its inclusion would have been anti-dilutive. For the nine months ended September 30, 2025, however, the adjusted net result reflected a profit and, therefore, the potential dilutive effect of share-based payment plans was included in the calculation of Adjusted diluted earnings per share. For the three months ended September 30, 2026 and September 30, 2025, the adjusted net result remained a loss and no dilutive effect was included
(3) Tax impact on adjustments is calculated based on the expected local country tax implications for each adjustment

Results by segment
The following are the results by segment for the three and nine months ended September 30, 2026 and 2025:

	Net revenues(2)		Adjusted operating income/(loss)		Consolidated Shipments
	Three months ended September 30, 2026
(€ million, except shipments which are in thousands of units)	2026	2025	2026	2025	2026	2025
North America	15,586	16,087	64	(475)	357	404
Enlarged Europe	14,062	13,631	(311)	157	588	534
Middle East & Africa	1,673	2,060	244	272	75	95
South America	4,120	3,989	431	429	251	252
Asia Pacific	445	476	18	(4)	15	16
Total Segments	35,886	36,243	446	379	1,286	1,300
Other activities	1,840	1,105	123	(8)	—	—
Unallocated items & eliminations(1)	(115)	(142)	(313)	(281)	—	—
Total	37,611	37,206	256	90	1,286	1,300

	Net revenues(2)		Adjusted operating income/(loss)(2)		Consolidated Shipments
	Nine months ended September 30,
(€ million, except shipments which are in thousands of units)	2026	2025	2026	2025	2026	2025
North America	49,893	44,390	611	(1,457)	1,181	1,052
Enlarged Europe	44,863	44,188	(397)	90	1,987	1,825
Middle East & Africa	6,626	7,022	855	1,040	307	320
South America	12,081	11,760	1,226	1,618	723	723
Asia Pacific	1,379	1,486	15	(4)	46	45
Total Segments	114,842	108,846	2,310	1,287	4,244	3,964
Other activities	4,715	2,978	388	(81)	—	—
Unallocated items & eliminations(1)	(332)	(357)	(709)	(576)	—	—
Total	119,225	111,467	1,989	630	4,244	3,964
(1) Primarily includes intercompany transactions which are eliminated on consolidation
(2) Effective January 2026, the Company’s segment structure was updated to align with how the CODM reviews performance and allocates resources. Under the revised structure, the CODM reviews the business through the following operating and reporting segments: North America; Enlarged Europe; Middle East & Africa; South America; and Asia Pacific. Refer to Note 1, Basis of Preparation in the Interim Condensed Consolidated Financial Statements included in this Interim Report for additional information

The following are the market shares by segment for the three and nine months ended September 30, 2026 and 2025:

	Stellantis market share(1)		Stellantis and LPM(2) market share
	Three months ended September 30,		Three months ended September 30,
	2026	2025	2026	2025
North America	7.5%	7.4%	7.5%	7.4%
Enlarged Europe	14.0%	14.4%	14.8%	14.6%
Middle East & Africa	10.1%	11.6%	10.2%	11.6%
South America	18.6%	22.0%	18.9%	22.0%
Asia Pacific	0.2%	0.3%	0.2%	0.3%

	Stellantis market share(1)		Stellantis and LPM(2) market share
	Nine months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
North America	7.6%	7.2%	7.6%	7.2%
Enlarged Europe	15.3%	15.6%	16.0%	15.8%
Middle East & Africa	11.3%	11.5%	11.3%	11.5%
South America	19.5%	23.0%	19.7%	23.0%
Asia Pacific	0.2%	0.3%	0.3%	0.3%
(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information. Represents passenger cars (“PC”) and light commercial vehicles (“LCV”), except as noted
•Enlarged Europe excludes Russia and Belarus;
•Middle East & Africa excludes Iran and Sudan in all periods presented, and Syria in 2025 only;
•South America excludes Cuba; and
•Asia Pacific reflects aggregate for major markets where Stellantis competes including China (PC only) including licensed sales from Dongfeng Peugeot Citroën Automobiles, Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia
(2) This metric combines Stellantis-owned brands and Leapmotor vehicles distributed by Leapmotor International. Stellantis does not design or manufacture Leapmotor-branded vehicles and does not own the Leapmotor brand or intellectual property
Figures may not add due to rounding. Prior period figures have been updated to reflect current information provided by third-party industry sources
Refer to Note 21, Segment reporting in the Interim Condensed Consolidated Financial Statements included in this Interim Report for additional information on the Company’s reporting segments.
The following is a discussion of Net revenues, Shipments and Adjusted operating income/(loss) for each of our five reporting segments for the three and nine months ended September 30, 2026 as compared to the three and nine months ended September 30, 2025.
•Volume & Mix: Reflects changes in new car volumes (consolidated shipments), driven by industry volume, market share and dealer stocks, and mix evolutions such as channel, product line and trim mix. It also reflects the impact of some non-pricing items;
•Vehicle Net Price: Reflects changes in prices, net of discounts and other sales incentive programs;

•Industrial: Reflects manufacturing and purchasing cost changes associated with content, technology and enhancement of vehicle features, as well as industrial, logistics and purchasing efficiencies and inefficiencies. The impact of fixed manufacturing costs absorption related to the change in production output is included here. Cost changes to purchasing of raw materials, warranty, compliance costs, as well as depreciation related to property, plant and equipment are also included here. This also encompasses costs of tariffs;
•SG&A: Primarily includes costs for advertising and promotional activities, purchased services, information technology costs and other costs not directly related to the development and manufacturing of Stellantis products;
•R&D: Includes research and development costs, as well as amortization of capitalized development expenditures; and
•FX and Other: includes other items not mentioned above, such as used cars, parts & services, sales to partners, royalties, as well as foreign currency exchange translation, transaction and hedging.

North America

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2026	2025	2026 vs. 2025		2026	2025	2026 vs. 2025
357	404	(11.6%)	Consolidated shipments (thousands of units)	1,181	1,052	12.3%
15,586	16,087	(3.1%)	Net revenues (€ million)	49,893	44,390	12.4%
64	(475)	n.m.	Adjusted operating income/(loss) (€ million)	611	(1,457)	n.m.
0.4%	(3.0)%	340 bps	Adjusted operating income/(loss) margin (%)	1.2%	(3.3)%	450 bps
n.m. = not meaningful
Three months ended September 30, 2026
The following table presents Stellantis market share and Stellantis and LPM market share for the three months ended September 30, 2026 and 2025.

	Stellantis market share(1)			Stellantis and LPM(2) market share
	Three months ended September 30,		Increase/(Decrease)	Three months ended September 30,		Increase/(Decrease)
	2026	2025	2026 vs. 2025	2026	2025	2026 vs. 2025
North America	7.5%	7.4%	10 bps	7.5%	7.4%	10 bps
U.S.	7.8%	7.7%	10 bps	7.8%	7.7%	10 bps
(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information
(2) This metric combines Stellantis-owned brands and Leapmotor vehicles distributed by Leapmotor International. Stellantis does not design or manufacture Leapmotor-branded vehicles and does not own the Leapmotor brand or intellectual property

Shipments
North America shipments decreased in the three months ended September 30, 2026 compared to the corresponding period in 2025, primarily due to planned production shutdown affecting certain Jeep models, including Grand Cherokee and Compass, partially offset by new and refreshed products, including Ram 1500 HEMI V8, Ram 1500 TRX and Jeep Cherokee HEV.
Net revenues
The decrease in North America Net revenues in the three months ended September 30, 2026 compared to the corresponding period in 2025 was driven by lower volumes, partially offset by favorable mix, positive net pricing, and favorable foreign exchange translation impacts.
Adjusted operating income/(loss)
The following chart reflects the change in North America Adjusted operating income/(loss) by operational driver for the three months ended September 30, 2026 compared to the same period in 2025.

Adjusted operating income/(loss) by operational driver - Three months ended September 30, 2026 compared to the three months ended September 30, 2025 (€ million)

The increase in North America Adjusted operating income/(loss) in the three months ended September 30, 2026 compared to the same period in 2025 was driven by positive net pricing and industrial cost savings, including Value Creation Program (“VCP”), partially offset by lower volumes.
Nine Months Ended September 30, 2026
The following table presents Stellantis market share and Stellantis and LPM market share for the nine months ended September 30, 2026 and 2025.

	Stellantis market share(1)			Stellantis and LPM(2) market share
	Nine months ended September 30,		Increase/(Decrease)	Nine months ended September 30,		Increase/(Decrease)
	2026	2025	2026 vs. 2025	2026	2025	2026 vs. 2025
North America	7.6%	7.2%	40 bps	7.6%	7.2%	40 bps
U.S.	7.8%	7.4%	40 bps	7.8%	7.4%	40 bps
(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information
(2) This metric combines Stellantis-owned brands and Leapmotor vehicles distributed by Leapmotor International. Stellantis does not design or manufacture Leapmotor-branded vehicles and does not own the Leapmotor brand or intellectual property

Shipments
North America shipments increased in the nine months ended September 30, 2026 compared to the corresponding period in 2025, primarily reflecting higher Ram and Dodge volumes following new and refreshed model launches.
Net revenues
The increase in North America Net revenues in the nine months ended September 30, 2026 compared to the corresponding period in 2025 was driven by higher volumes, improved mix and positive net pricing, partially offset by unfavorable foreign exchange translation impacts.

Adjusted operating income/(loss)
The following chart reflects the change in North America Adjusted operating income/(loss) by operational driver for the nine months ended September 30, 2026 compared to the same period in 2025.
Adjusted operating income/(loss) by operational driver - Nine months ended September 30, 2026 compared to the nine months ended September 30, 2025 (€ million)
The increase in North America Adjusted operating income/(loss) in the nine months ended September 30, 2026 compared to the same period in 2025 was mainly driven by higher volumes, favorable product mix and positive net pricing. In addition, improved industrial costs, including VCP, included a reduction of (i) warranty expenses, driven by the non-repeat of the prior year contractual warranty change in estimate net of higher warranty costs and higher recall campaign costs, and (ii) regulatory expenses. These benefits were partially offset by higher SG&A reflecting increased general and administrative expenses, increased marketing expenses and increased R&D as a result of expensing certain development costs incurred on platforms that were fully-impaired in 2025 and therefore no longer eligible for capitalization. During the nine months ended September 30, 2026, tariff impacts were broadly neutral year-over-year, with the International Emergency Economic Powers Act (“IEEPA”) tariff cost adjustment offsetting 2026 tariff costs.

Enlarged Europe

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2026	2025	2026 vs. 2025		2026	2025	2026 vs. 2025
588	534	10.1%	Consolidated shipments (thousands of units)	1,987	1,825	8.9%
14,062	13,631	3.2%	Net revenues (€ million)	44,863	44,188	1.5%
(311)	157	n.m.	Adjusted operating income/(loss) (€ million)	(397)	90	n.m.
(2.2%)	1.2%	(340) bps	Adjusted operating income/(loss) margin (%)	(0.9%)	0.2%	(110) bps
n.m. = not meaningful
Three months ended September 30, 2026
The following table presents Stellantis market share and Stellantis and LPM market share for the three months ended September 30, 2026 and 2025.

	Stellantis market share(1)			Stellantis and LPM(2) market share
	Three months ended September 30,		Increase/(Decrease)	Three months ended September 30,		Increase/(Decrease)
	2026	2025	2026 vs. 2025	2026	2025	2026 vs. 2025
Enlarged Europe	14.0%	14.4%	(40) bps	14.8%	14.6%	20 bps
EU30	14.8%	15.4%	(60) bps	15.6%	15.7%	(10) bps
(1) EU30 = EU27 (excluding Malta) and including Iceland, Norway, Switzerland and UK. Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information
(2) This metric combines Stellantis-owned brands and Leapmotor vehicles distributed by Leapmotor International. Stellantis does not design or manufacture Leapmotor-branded vehicles and does not own the Leapmotor brand or intellectual property
Shipments
Shipments in Enlarged Europe increased in the three months ended September 30, 2026 compared to the corresponding period in 2025, primarily driven by higher volumes of Fiat Pandina, Fiat 500 Hybrid, Fiat Grande Panda, Citroën C3 and C3 Aircross, Peugeot 208, Jeep Compass, Opel/Vauxhall Frontera, and Leapmotor-branded vehicles, notably B10 and C10.
Net revenues
Enlarged Europe Net revenues increased in the three months ended September 30, 2026 compared to the corresponding period in 2025, driven by higher volumes partially offset by negative net pricing and unfavorable mix.
Adjusted operating income/(loss)
The following chart reflects the change in Enlarged Europe Adjusted operating income/(loss) by operational driver for the three months ended September 30, 2026 compared to the same period in 2025.

Adjusted operating income/(loss) by operational driver - Three months ended September 30, 2026 compared to the three months ended September 30, 2025 (€ million)
The decrease in Enlarged Europe Adjusted operating income/(loss) in the three months ended September 30, 2026 compared to the same period in 2025 was driven mainly by negative net pricing, and unfavorable mix, partially offset by higher volumes and industrial cost savings, including VCP.
Nine Months Ended September 30, 2026
The following table presents Stellantis market share and Stellantis and LPM market share for the nine months ended September 30, 2026 and 2025.

	Stellantis market share(1)			Stellantis and LPM(2) market share
	Nine months ended September 30,		Increase/(Decrease)	Nine months ended September 30,		Increase/(Decrease)
	2026	2025	2026 vs. 2025	2026	2025	2026 vs. 2025
Enlarged Europe	15.3%	15.6%	(30) bps	16.0%	15.8%	20 bps
EU30	16.1%	16.5%	(40) bps	16.9%	16.7%	20 bps
(1) EU30 = EU27 (excluding Malta) and including Iceland, Norway, Switzerland and UK. Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information
(2) This metric combines Stellantis-owned brands and Leapmotor vehicles distributed by Leapmotor International. Stellantis does not design or manufacture Leapmotor-branded vehicles and does not own the Leapmotor brand or intellectual property

Shipments
Shipments in Enlarged Europe increased in the nine months ended September 30, 2026 compared to the corresponding period in 2025, mainly due to higher volumes in FIAT, Citroën, Opel/Vauxhall and Leapmotor brands. Main contributors were Fiat 500 and Grande Panda, Citroën C3 Aircross, Opel/Vauxhall Frontera and Leapmotor T03 and B10.

Net revenues
The increase in Enlarged Europe Net revenues in the nine months ended September 30, 2026 compared to the corresponding period in 2025 was driven by higher volumes largely offset by negative net pricing and unfavorable mix.
Adjusted operating income/(loss)
The following chart reflects the change in Enlarged Europe Adjusted operating income/(loss) by operational driver for the nine months ended September 30, 2026 compared to the same period in 2025.
Adjusted operating income/(loss) by operational driver - Nine months ended September 30, 2026 compared to the nine months ended September 30, 2025 (€ million)
Enlarged Europe Adjusted operating income declined from €90 million in the nine months ended September 30, 2025 to an Adjusted operating loss of €397 million in the corresponding period of 2026. Positive impacts from improved industrial costs driven by the non-recurrence of recall campaign costs recognized in 2025 of €0.5 billion, manufacturing and purchasing efficiencies, including VCP as well as increased volumes were offset by negative pricing from higher discounts, and unfavorable mix.
Middle East & Africa

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2026	2025	2026 vs. 2025		2026	2025	2026 vs. 2025
95	128	(25.8%)	Combined shipments (thousands of units)	338	379	(10.8%)
75	95	(21.1%)	Consolidated shipments (thousands of units)	307	320	(4.1%)
1,673	2,060	(18.8%)	Net revenues (€ million)	6,626	7,022	(5.6%)
244	272	(10.3%)	Adjusted operating income/(loss) (€ million)	855	1,040	(17.8%)
14.6%	13.2%	140 bps	Adjusted operating income/(loss) margin (%)	12.9%	14.8%	(190) bps

Three months ended September 30, 2026
The following table presents Stellantis market share and Stellantis and LPM market share for the three months ended September 30, 2026 and 2025.

	Stellantis market share(1)			Stellantis and LPM(2) market share
	Three months ended September 30,		Increase/(Decrease)	Three months ended September 30,		Increase/(Decrease)
	2026	2025	2026 vs. 2025	2026	2025	2026 vs. 2025
Middle East & Africa	10.1%	11.6%	(150) bps	10.2%	11.6%	(140) bps
(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information
(2) This metric combines Stellantis-owned brands and Leapmotor vehicles distributed by Leapmotor International. Stellantis does not design or manufacture Leapmotor-branded vehicles and does not own the Leapmotor brand or intellectual property
Shipments
The decrease in consolidated shipments in Middle East & Africa in the three months ended September 30, 2026 compared to the corresponding period in 2025 was mainly due to lower volumes in Türkiye due to overall industry decline.
Net revenues
The decrease in Middle East & Africa Net revenues in the three months ended September 30, 2026 compared to the corresponding period in 2025 was driven by lower volumes and unfavorable foreign exchange translation effects from the Turkish Lira partially offset by positive net pricing and favorable mix.
Adjusted operating income/(loss)
The following chart reflects the change in Middle East & Africa Adjusted operating income/(loss) by operational driver for the three months ended September 30, 2026 compared to the same period in 2025.
Adjusted operating income/(loss) by operational driver - Three months ended September 30, 2026 compared to the three months ended September 30, 2025 (€ million)

The decrease in Middle East & Africa Adjusted operating income/(loss) in the three months ended September 30, 2026 compared to the same period in 2025 was primarily due to lower volumes and unfavorable foreign exchange effects related to Turkish Lira devaluation, partially offset by positive net pricing and favorable mix.
Nine Months Ended September 30, 2026
The following table presents Stellantis market share and Stellantis and LPM market share for the nine months ended September 30, 2026 and 2025.

	Stellantis market share(1)			Stellantis and LPM(2) market share
	Nine months ended September 30,		Increase/(Decrease)	Nine months ended September 30,		Increase/(Decrease)
	2026	2025	2026 vs. 2025	2026	2025	2026 vs. 2025
Middle East & Africa	11.3%	11.5%	(20) bps	11.3%	11.5%	(20) bps
(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information
(2) This metric combines Stellantis-owned brands and Leapmotor vehicles distributed by Leapmotor International. Stellantis does not design or manufacture Leapmotor-branded vehicles and does not own the Leapmotor brand or intellectual property
Shipments
The decrease in consolidated shipments in Middle East & Africa in the nine months ended September 30, 2026 compared to the corresponding period in 2025 was driven primarily by decreased volumes in Türkiye and in the Middle East due to the regional conflict which were partially offset by higher volumes in Algeria and Morocco.
Net revenues
Middle East & Africa Net revenues in the nine months ended September 30, 2026 decreased compared to the corresponding period in 2025, primarily due to positive net pricing and mix more than offset by lower volumes and the negative impact of foreign currency translation, primarily related to the Turkish Lira.
Adjusted operating income/(loss)
The following chart reflects the change in Middle East & Africa Adjusted operating income/(loss) by operational driver for the nine months ended September 30, 2026 compared to the same period in 2025.

Adjusted operating income/(loss) by operational driver - Nine months ended September 30, 2026 compared to the nine months ended September 30, 2025 (€ million)
The decrease in Middle East & Africa Adjusted operating income/(loss) in the nine months ended September 30, 2026 compared to the same period in 2025 was primarily due to unfavorable foreign currency translation effects, mainly related to the Turkish Lira, which more than offset the benefits from improved net pricing and mix.
South America

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2026	2025	2026 vs. 2025		2026	2025	2026 vs. 2025
251	252	(0.4%)	Consolidated shipments (thousands of units)	723	723	—%
4,120	3,989	3.3%	Net revenues (€ million)	12,081	11,760	2.7%
431	429	0.5%	Adjusted operating income/(loss) (€ million)	1,226	1,618	(24.2%)
10.5%	10.8%	(30) bps	Adjusted operating income/(loss) margin (%)	10.1%	13.8%	(370) bps

Three months ended September 30, 2026
The following table presents Stellantis market share and Stellantis and LPM market share for the three months ended September 30, 2026 and 2025.

	Stellantis market share(1)			Stellantis and LPM(2) market share
	Three months ended September 30,		Increase/(Decrease)	Three months ended September 30,		Increase/(Decrease)
	2026	2025	2026 vs. 2025	2026	2025	2026 vs. 2025
South America	18.6%	22.0%	(340) bps	18.9%	22.0%	(310) bps
Brazil	25.1%	28.7%	(360) bps	25.5%	28.7%	(320) bps
Argentina	25.3%	28.8%	(350) bps	25.6%	28.8%	(320) bps
(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information
(2) This metric combines Stellantis-owned brands and Leapmotor vehicles distributed by Leapmotor International. Stellantis does not design or manufacture Leapmotor-branded vehicles and does not own the Leapmotor brand or intellectual property
Shipments
Shipments in South America were flat in the three months ended September 30, 2026 compared to the corresponding period in 2025, driven primarily by lower volumes in Argentina, largely offset by higher volumes in Brazil.
Net revenues
South America Net revenues increased in the three months ended September 30, 2026 compared to the corresponding period in 2025, mainly reflecting positive foreign exchange translation effects of the Brazilian Real, partially offset by unfavorable mix and negative net pricing.
Adjusted operating income/(loss)
The following chart reflects the change in South America Adjusted operating income/(loss) by operational driver for the three months ended September 30, 2026 compared to the same period in 2025.

Adjusted operating income/(loss) by operational driver - Three months ended September 30, 2026 compared to the three months ended September 30, 2025 (€ million)
The increase in South America Adjusted operating income/(loss) in the three months ended September 30, 2026 compared to the same period in 2025 was primarily due to favorable foreign exchange effects, partially offset by unfavorable mix and negative net pricing.
Nine Months Ended September 30, 2026
The following table presents Stellantis market share and Stellantis and LPM market share for the nine months ended September 30, 2026 and 2025.

	Stellantis market share(1)			Stellantis and LPM(2) market share
	Nine months ended September 30,		Increase/(Decrease)	Nine months ended September 30,		Increase/(Decrease)
	2026	2025	2026 vs. 2025	2026	2025	2026 vs. 2025
South America	19.5%	23.0%	(350) bps	19.7%	23.0%	(330) bps
Brazil	26.3%	29.6%	(330) bps	26.6%	29.6%	(300) bps
Argentina	26.8%	31.3%	(450) bps	26.9%	31.3%	(440) bps
(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information
(2) This metric combines Stellantis-owned brands and Leapmotor vehicles distributed by Leapmotor International. Stellantis does not design or manufacture Leapmotor-branded vehicles and does not own the Leapmotor brand or intellectual property
Shipments
Shipments in South America for the nine months ended September 30, 2026 were in line with the corresponding period in 2025, as increases in Brazil were offset by decreases in Argentina and Chile.

Net revenues
South America Net revenues increased slightly in the nine months ended September 30, 2026 compared to the corresponding period in 2025, primarily due to foreign currency translation impacts.
Adjusted operating income/(loss)
The following chart reflects the change in South America Adjusted operating income/(loss) by operational driver for the nine months ended September 30, 2026 compared to the same period in 2025.
Adjusted operating income/(loss) by operational driver - Nine months ended September 30, 2026 compared to the nine months ended September 30, 2025 (€ million)
The decrease in South America Adjusted operating income/(loss) in the nine months ended September 30, 2026 compared to the same period in 2025 mainly reflects less favorable mix and the non-recurrence of Brazilian indirect tax credits of €0.3 billion recognized in 2025.
Asia Pacific

Three months ended September 30,		Increase/(Decrease)		Nine months ended September 30,		Increase/(Decrease)
2026	2025	2026 vs. 2025		2026	2025	2026 vs. 2025
16	16	—%	Combined shipments (thousands of units)	47	45	4.4%
15	16	(6.3)%	Consolidated shipments (thousands of units)	46	45	2.2%
445	476	(6.5%)	Net revenues (€ million)	1,379	1,486	(7.2%)
18	(4)	n.m.	Adjusted operating income/(loss) (€ million)	15	(4)	n.m.
4.0%	(0.8%)	480 bps	Adjusted operating income/(loss) margin (%)	1.1%	(0.3%)	140 bps
n.m. = not meaningful
In China, we distribute imported vehicles primarily for the Jeep brand through an asset-light approach.

In August 2026, Stellantis obtained significant influence over Dongfeng Peugeot Citroën Automobiles Co. Ltd. (“DPCA”), which will produce new Peugeot and Jeep-branded vehicles in China. DPCA is accounted for under the equity method, and its shipments are included in Asia Pacific combined shipments starting from the third quarter of 2026. Refer to Note 2, Scope of consolidation in the Interim Condensed Consolidated Financial Statements included in this Interim Report for additional information.
We produce the Jeep Compass and Jeep Meridian in India through our joint operation Fiat India Automobiles Private Limited and we recognize our related interest in the joint operation on a line-by-line basis.
Three months ended September 30, 2026
The following table presents Stellantis market share and Stellantis and LPM market share for the three months ended September 30, 2026 and 2025.

	Stellantis market share(1)			Stellantis and LPM(2) market share
	Three months ended September 30,		Increase/(Decrease)	Three months ended September 30,		Increase/(Decrease)
	2026	2025	2026 vs. 2025	2026	2025	2026 vs. 2025
Asia Pacific	0.2%	0.3%	(10) bps	0.2%	0.3%	(10) bps
(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information
(2) This metric combines Stellantis-owned brands and Leapmotor vehicles distributed by Leapmotor International. Stellantis does not design or manufacture Leapmotor-branded vehicles and does not own the Leapmotor brand or intellectual property
Shipments
The decrease in Asia Pacific consolidated shipments in the three months ended September 30, 2026 compared to the corresponding period in 2025 was primarily due to lower volumes in Japan and Australia, partially offset by higher volumes in India and China.
Net revenues
The decrease in Asia Pacific Net revenues in the three months ended September 30, 2026 compared to the corresponding period in 2025 was primarily driven by lower volumes and unfavorable mix.
Adjusted operating income/(loss)
The following chart reflects the change in Asia Pacific Adjusted operating income/(loss) by operational driver for the three months ended September 30, 2026 compared to the same period in 2025.

Adjusted operating income/(loss) by operational driver - Three months ended September 30, 2026 compared to the three months ended September 30, 2025 (€ million)
The increase in Asia Pacific Adjusted operating income/(loss) in the three months ended September 30, 2026 compared to the same period in 2025 was primarily driven by industrial cost savings, partially offset by negative mix.
Nine Months Ended September 30, 2026
The following table presents Stellantis market share and Stellantis and LPM market share for the nine months ended September 30, 2026 and 2025.

	Stellantis market share(1)			Stellantis and LPM(2) market share
	Nine months ended September 30,		Increase/(Decrease)	Nine months ended September 30,		Increase/(Decrease)
	2026	2025	2026 vs. 2025	2026	2025	2026 vs. 2025
Asia Pacific	0.2%	0.3%	(10) bps	0.3%	0.3%	0 bps
(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information
(2) This metric combines Stellantis-owned brands and Leapmotor vehicles distributed by Leapmotor International. Stellantis does not design or manufacture Leapmotor-branded vehicles and does not own the Leapmotor brand or intellectual property
Shipments
In Asia Pacific consolidated shipments slightly increased in the nine months ended September 30, 2026 compared to the corresponding period in 2025 with growth in India and China that was offset by decreases in Japan, Australia and Korea.
Net revenues
The decrease in Asia Pacific Net revenues in the nine months ended September 30, 2026 compared to the corresponding period in 2025 was primarily due to the negative impact of mix and foreign exchange translation effects more than offsetting higher volumes.

Adjusted operating income/(loss)
The following chart reflects the change in Asia Pacific Adjusted operating income/(loss) by operational driver for the nine months ended September 30, 2026 compared to the same period in 2025.
Adjusted operating income/(loss) by operational driver - Nine months ended September 30, 2026 compared to the nine months ended September 30, 2025 (€ million)
Asia Pacific Adjusted operating income/(loss) increased during the nine months ended September 30, 2026, reflecting benefits from industrial and SG&A efficiencies, which were partially offset by unfavorable mix and adverse foreign exchange impacts, mainly related to the Japanese Yen and Indian Rupee.

Liquidity and capital resources
Available liquidity
The following table summarizes our total Available liquidity:

(€ million)	At September 30, 2026	At December 31, 2025
Cash, cash equivalents and financial securities(1)	32,489	31,508
Undrawn committed credit lines	13,859	18,287
Cash, cash equivalents and financial securities - included within Assets held for sale	132	—
Total Available liquidity(2)	46,480	49,795
of which: Available liquidity of the Industrial Activities	42,652	45,711
(1) Financial securities (€3,443 million at September 30, 2026 and €1,362 million at December 31, 2025) are comprised of short term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may be subject to risk of change in value (even if they are short-term in nature or marketable)
(2) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate and mainly affects our industrial activities. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, (and in particular in Argentina, in which we have €242 million cash and securities at September 30, 2026 (€354 million at December 31, 2025), and in Algeria, in which we have cash and cash equivalents at September 30, 2026 of €268 million (€276 million at December 31, 2025)), we do not believe such transfer restrictions had an adverse impact on the Company’s ability to meet its liquidity requirements at the dates presented above. Cash and cash equivalents also include €1,023 million at September 30, 2026 (€663 million at December 31, 2025) held in bank deposits which are restricted to the operations related to securitization programs and warehouses credit facilities of SFS U.S.
Available liquidity of the industrial activities at September 30, 2026 decreased by €3.1 billion from December 31, 2025, primarily due to €4.9 billion negative Industrial free cash flow, €4.1 billion reduction in available credit lines and €2.5 billion bond repayment, partially offset by €4.9 billion proceeds from the issuance of Hybrid perpetual notes, €3.4 billion proceeds from the issuance of bonds and €0.4 billion foreign exchange translation.
Our Available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates. Moreover, we tend to operate with negative working capital as we generally receive payment for vehicles within a few days of shipment, whereas there is a lag between the time when parts and materials are received from suppliers and when we pay for such parts and materials; therefore, in periods in which our vehicle shipments decline materially we will suffer a significant negative impact on cash flow and liquidity as we continue to pay suppliers for components purchased in a high volume environment during a period in which we receive lower proceeds from vehicle shipments. Plant shutdowns, whether associated with model year changeovers, or other factors such as temporary supplier interruptions or government-imposed restrictions, can have a significant negative impact on our revenues and working capital as we continue to pay suppliers while we do not receive proceeds from vehicle sales. Refer to the section — Cash flows below for additional information regarding the change in cash and cash equivalents.
Our liquidity is principally denominated in Euro and U.S. Dollar, with the remainder being distributed in various countries and denominated in the relevant local currencies. Of the total cash, cash equivalents and financial securities available at September 30, 2026, €15.8 billion (49 percent) was denominated in Euro, compared with €16.7 billion (53 percent) at December 31, 2025, and €9.4 billion (29.0 percent) was denominated in U.S. Dollar, compared with €8.1 billion (26 percent) at December 31, 2025.

At September 30, 2026, undrawn committed credit lines of €13.9 billion include the syndicated revolving credit facility (“RCF”) of €12.0 billion, originally signed in July 2021, amended and extended in July 2024, with a group of 29 relationship banks. The RCF is available for general corporate purposes and is structured in two tranches: €6.0 billion, with a three-year tenor, and €6.0 billion, with a five-year tenor, with each tranche benefiting from two further extension options, each of one year exercisable on the first and second anniversary of the amendment signing date. In June 2026, the second-year extension option was exercised extending the maturities to July 2029 and July 2031, respectively, for the two tranches. The amount utilized under these credit lines was nil on September 30, 2026.
The committed credit line signed in January 2025, with a pool of relationship banks, of originally €4.0 billion, was reduced to €1.5 billion effective from March 16, 2026 and further reduced to €0.3 billion effective from June 12, 2026. The line originally had a one-year tenor with two extension options, at the Company’s discretion, of six months each. The first extension option was activated in December 2025, extending the maturity to July 2026. The second extension option was not exercised, so the facility expired on July 15, 2026.
In December 2025, SFS U.S. established a privately placed Commercial Paper (“CP”) program available up to a maximum of €1.9 billion ($2.2 billion). At September 30, 2026, €0.4 billion ($0.5 billion) notes were outstanding under the CP program.
In connection with the establishment of the CP program, the €0.9 billion ($1 billion) committed USD credit facility originally signed by SFS U.S. in March 2024 was amended and refinanced (the "amended SFS RCF"). The amended SFS RCF is structured in two tranches: €1.1 billion ($1.3 billion), with a 364-day tenor, and €0.9 billion ($1 billion), with a three-year tenor, with each tranche benefiting from two further extension options, each of one year exercisable on the first and second anniversary of the amendment signing date. At September 30, 2026, the amount available under the amended SFS RCF, net of €0.4 billion of CP outstanding, was €1.5 billion ($1.7 billion).
Perpetual subordinated fixed rate resettable capital securities (“Hybrid perpetual notes”)
In March 2026, the Company issued a series of Hybrid perpetual notes:
•€2.2 billion Hybrid perpetual notes, having a non-call period of 5.25 years, perpetual maturity and an annual coupon of 6.250 percent until the first reset date of June 16, 2031;
•€1.8 billion Hybrid perpetual notes, having a non-call period of 8 years, perpetual maturity and an annual coupon of 6.875 percent until the first reset date of March 16, 2034; and
•£865 million (€997 million) Hybrid perpetual notes, having a non-call period of 6.5 years, perpetual maturity and an annual coupon of 8.250 percent until the first reset date of September 16, 2032.
Refer to Note 19, Equity in the Interim Condensed Consolidated Financial Statements included in this Interim Report for additional information.
Euro Medium Term Note Programme (“EMTN”) and other Notes
In January and May 2026, respectively, the Company repaid at maturity, a €1,250 million note issued by FCA N.V. and a €1,000 million note issued by Peugeot S.A. each originally issued in 2020.
In June 2026, SFS U.S. issued two bonds:
•a USD bond with principal amount of $1,500 million with an interest rate of 5.4 percent and which matures in June 2029; and

•a USD bond with principal amount of $1,000 million with an interest rate of 5.8 percent and which matures in June 2031.
In June 2026, the Company issued two bonds under its EMTN:
•a EUR bond with principal amount of €750 million with an interest rate of 4.5 percent and which matures in January 2033; and
•a EUR bond with principal amount of €500 million with an interest rate of 5.1 percent and which matures in January 2037.
In September 2026, Stellantis Finance U.S. Inc. issued two bonds unconditionally guaranteed by Stellantis N.V.:
•a USD bond with principal amount of $1,250 million with an interest rate of 6.8 percent which matures in September 2031; and
•a USD bond with principal amount of $1,250 million with an interest rate of 7.4 percent which matures in September 2036.
In September 2026, SFS U.S issued a USD bond with principal amount of $1,000 million with an interest rate of 6.40 percent which matures in September 2029.
Warehouse credit facilities
In January 2026, SFS U.S.’s revolving credit floorplan facility (Stellantis Financial Floorplan Master Auto Owner Trust 2024-1) capacity was increased from €1.1 billion ($1.3 billion) to €1.8 billion ($2.0 billion) with the addition of 3 new lenders. Draw downs from the facility will bear an interest rate based on the lender’s asset-backed commercial paper cost of funds or Secured Overnight Financing Rate (“SOFR”), plus a spread. Borrowings are used to support the Company’s commercial floorplan lending business with floor plan receivables providing collateral. At September 30, 2026, €1.0 billion ($1.1 billion) was outstanding under this facility.
In July 2026, SFS U.S’s primary syndicated secured warehouse facility size increased from €7.0 billion ($8.0 billion) to €10.6 billion ($12.0 billion). In connection with this upsizing, the number of participating banks increased from 12 to 16. There were no material changes to the transaction documents and the Scheduled Termination Date of the warehouse credit facility was extended to July 2028. The facility bears interest based on the lender’s asset-backed commercial paper cost of funds or SOFR plus a spread.
SFS U.S. uses interest rate derivatives in order to reduce the interest rate risk of certain warehouse credit facilities where the underlying receivables carry fixed rates of interest and borrowings are based on the floating rate SOFR and CP indices.
Asset-backed securities (“ABS”) Term Notes
In January 2026, SFS U.S., through SFS Auto Receivables Securitization Trust 2026-1, issued six classes of ABS Term Notes totaling €1.3 billion ($1.5 billion) in aggregate. One class of notes bears interest at fixed and floating rates, with the remainder bearing interest rates at fixed rates. The ABS Term Notes are secured by a pool of prime retail loans.

In April 2026, SFS U.S., through First Investors Auto Owner Trust 2026-1, issued six classes of ABS Term Notes totaling €440 million ($500 million) in aggregate. The notes issued in each class bear a fixed rate. The ABS Term Notes are secured by a pool of near prime retail loans.
In May 2026, SFS U.S., through Stellantis Financial Underwritten Enhanced Lease Trust 2026-A, issued six classes of ABS Term Notes totaling €1.6 billion ($1.8 billion) in aggregate. One class of notes bears interest at fixed and floating rates, with the remainder bearing interest at fixed rates. The ABS Term Notes are secured by a pool of leases.
In June 2026, SFS U.S., through SFS Auto Receivables Securitization Trust 2026-2, issued six classes of ABS Term Notes totaling €1.1 billion ($1.3 billion) in aggregate. One class of notes bears interest at fixed and floating rates, with the remainder bearing interest at fixed rates. The ABS Term Notes are secured by a pool of prime retail loans.
In July 2026, SFS U.S., through Stellantis Financial Underwritten Enhanced Lease Trust 2026-B, issued six classes of ABS Term Notes totaling €0.9 billion ($1.0 billion) in aggregate. One class of notes bears interest at fixed and floating rates, with the remainder bearing interest at fixed rates. The ABS Term Notes are secured by a pool of leases.
In August 2026, SFS U.S., through Stellantis Financial Floorplan Master Auto Owner Trust, Series 2026-1, issued three classes of ABS Term Notes totaling €661 million ($750 million) in aggregate. The notes issued in each class bear a fixed rate. The ABS Term Notes are secured by a revolving pool of floorplan receivables.
Refer to Note 14, Debt in the Interim Condensed Consolidated Financial Statements included in this Interim Report for additional information.
Ratings
In February 2026, S&P revised Stellantis’ issuer credit rating and senior unsecured debt rating from “BBB” to “BBB-” with negative outlook.
In February 2026, Moody’s revised Stellantis’ long-term issuer rating and senior unsecured debt rating from “Baa2” to “Baa3” and changed the outlook from negative to stable.
Cash flows
The following table summarizes the cash flows from operating, investing and financing activities for the nine months ended September 30, 2026 and 2025. Refer to the Interim Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2026 and 2025 in this Interim Report for additional information.

	Nine months ended September 30,
(€ million)	2026	2025
Net cash from/(used in) operating activities	(6,817)	(6,838)
Net cash from/(used in) investing activities	(7,346)	(3,651)
Net cash from/(used in) financing activities	12,725	4,663
Effects of changes in exchange rates	470	(1,254)
(Increase)/decrease in cash and cash equivalents included in asset held for sale	(132)	294
Increase/(decrease) in cash and cash equivalents	(1,100)	(6,786)
Net cash and cash equivalents at beginning of period	30,146	34,100
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	29,046	27,314
Operating activities
For the nine months ended September 30, 2026, cash flows used in operating activities were the result of Profit before taxes of €506 million adjusted primarily for the following items:
•Non-cash items of:
•€4,736 million for depreciation and amortization expense;
•€1,071 million for other non-cash items, primarily including €614 million related to impairments of tangible and intangible assets of which €284 million of U.S. GHG-related Other intangible assets (refer to Company results for additional information);
• €2,414 million net decrease in provisions and employee benefits liabilities, primarily due to commercial risk provisions and product warranty and recall campaign provisions, which is partially offset by an increase in sales incentives. The net decrease in provisions included €1,060 million of cash payments related to charges recorded in the second half of 2025, as well as the release of U.S. GHG provisions (refer to Note 13, Provisions in the Interim Condensed Consolidated Financial Statements included in this Interim Report for additional information);
•the cash absorption of €2,591 million as a result of the increase in the carrying amount of leased vehicles related primarily to the financial services activity in North America;
•an increase in receivables from financing activities of €4,281 million, which was mainly attributable to growth in financial services activities in North America and South America;
•A net cash absorption of €3,892 million in working capital, which includes:
•an increase of €2,614 million in inventories driven primarily by new vehicle stock build-up in Enlarged Europe and South America to support fourth quarter shipment volumes and an increase in manufacturing inventory as compared to December 2025 when inventory levels were reduced reflecting the seasonal shut downs of certain facilities;
•an increase of €358 million in trade receivables mainly reflecting different sales channel mix with a greater proportion coming from channels with longer payment terms and a decrease in factoring as compared to December 31, 2025;
•a negative impact of €1,717 million in other changes, primarily reflecting various movements in other receivables and payables across the regions; and

•an increase of €797 million in trade payables primarily due to higher volume of buy-back returns in Enlarged Europe and increased manufacturing inventory levels.
For the nine months ended September 30, 2025, cash flows used in operating activities were the result of Loss before taxes of €8,565 million primarily adjusted by the following items:
•Non-cash items of:
•€5,301 million for depreciation and amortization expense; and
•€3,267 million for other non-cash items mainly attributable to impairments;
•Increase in receivables from financing activities of €3,281 million, which was mainly attributable to financial services activity in North America;
•Increase in carrying amount of leased vehicles of €4,225 million related to the growth of financial services activity in North America;
•Net increase in provisions of €2,693 million, primarily due to accruals as a result of (i) change in estimate for contractual warranties, partially offset by (ii) the decrease of risk provisions in North America relating to regulatory matters; and
•A net absorption of €2,810 million in working capital, which includes:
•an increase of €4,250 million in inventories mostly driven by an increase in new vehicles stock and higher manufacturing supplies, reflecting an increase in activity;
•an increase of €1,000 million in trade receivables primarily due to increased activities and a reduction in factoring; and
•a decrease of €1,553 million in other changes primarily related to tariff-related impacts in North America.
This is partially offset by:
•Increase of €3,993 million in trade payables primarily reflecting increased production mainly in North America and higher manufacturing stock.
Investing activities
For the nine months ended September 30, 2026, cash used in investing activities was primarily the result of:
• €354 million of acquisition of investments, mainly due to capital increases in joint ventures and associates;
•€4,551 million of investment in property, plant and equipment and intangible assets, including €1,976 million of capitalized development expenditures;
• €295 million decrease in payables related to investments in property, plant and equipment and intangible assets; and
• €2,006 million increase in securities which is mainly due to the investments in sovereign bonds as part of liquidity management.
For the nine months ended September 30, 2025, cash used in investing activities was primarily the result of:

•€324 million investment primarily relating to (i) the capital injections to joint ventures and associates for €118 million and (ii) €206 million in acquisitions of consolidated subsidiaries and equity method investments;
•€6,187 million of investment in property, plant and equipment and intangible assets, including €2,481 million of capitalized development expenditures;
• €856 million decrease in payables related to investments in property, plant and equipment and intangible assets; and
•These cash outflows were partially offset by:
•€415 million net proceeds from disposals of shares in consolidated companies and of investments in non-consolidated companies;
•the disposal of property, plant and equipment of €172 million;
•a decrease in loans to joint ventures and associates of €172 million; and
•the decrease in securities of €2,959 million primarily attributable to reduction of investments in Enlarged Europe and North America.
Financing activities
For the nine months ended September 30, 2026, net cash from financing activities totaled €12,725 million, primarily driven by:
•the issuance of Hybrid perpetual notes of €4,927 million, net (refer to Note 19, Equity in the Interim Condensed Consolidated Financial Statements included in this Interim Report for additional information);
•new long-term debt for €7,659 million, mainly to fund financial services in the U.S. and Brazil;
•issuance of bonds of €6,440 million, of which €3,030 million by SFS U.S.; and
•a net increase of €266 million in short-term debt and other financial assets and liabilities.
These inflows were partially offset by repayments of long-term debt, including:
•€2,514 million of bonds repaid at maturity; and
•€3,942 million of other long-term debt repayments.
For the nine months ended September 30, 2025, net cash from financing activities resulted primarily from:
•the net increase in long-term debt of €7,255 million, including:
•the issuance of bonds for €5,266 million;
•the repayment of bonds at maturity for €650 million;
•new long-term debt for €5,777 million primarily related to the funding of SFS U.S.;

•the repayments for €3,138 million mainly related to SFS U.S ABS term notes;
•the distribution of dividends to shareholders of €1,959 million; and
•a decrease in short-term debt and other financial assets and liabilities of €630 million.
Industrial free cash flows
The following table provides a reconciliation of Cash flows from operating activities, the most directly comparable measure included in our Interim Condensed Consolidated Statement of Cash Flows, to Industrial free cash flows for the nine months ended September 30, 2026 and 2025:

	Nine months ended September 30,
(€ million)	2026	2025
Cash flows from/(used in) operating activities	(6,817)	(6,838)
Less: Financial services, net of inter-segment eliminations	(7,177)	(6,946)
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	4,811	7,009
Add: Proceeds from disposal of assets and other changes in investing activities	11	492
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	520	935
Add: Defined benefit pension contributions, net of tax	30	35
Industrial free cash flows	(4,930)	(7,309)
Industrial free cash flows amounted to a net cash absorption of €4,930 million for the nine months ended September 30, 2026, an improvement of €2,379 million, compared to the Industrial free cash flows net absorption of €7,309 million for the nine months ended September 30, 2025. The main contributors to the improvement were:
•an increase of €252 million in cash flows from industrial operating activities, primarily as a result of:
•a €5,492 million increase in Profit before taxes from industrial activities net of non-cash items;
•a €298 million benefit from payments and refunds of income tax;
•a €93 million benefit from the change in carrying amount of leased vehicles;
•a €92 million benefit from an increase in dividends received, partially offset by,
•a €5,112 million due to a decrease in change in provisions, and
•a €611 million increase in working capital absorption
•a decrease in capital expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities of €2,198 million;
•a decrease in acquisitions of subsidiaries and associates of €415 million; and

•a €481 million decrease primarily in proceeds from disposal of assets.
Industrial net financial position

	At September 30, 2026			At December 31, 2025
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Third parties debt (Principal)	(55,344)	(25,654)	(29,690)	(45,318)	(24,616)	(20,702)
Capital market(1)	(30,386)	(22,045)	(8,341)	(25,060)	(20,945)	(4,115)
Bank debt	(2,083)	(605)	(1,478)	(1,931)	(867)	(1,064)
Other debt(2)	(20,235)	(389)	(19,846)	(15,873)	(362)	(15,511)
Lease liabilities	(2,640)	(2,615)	(25)	(2,454)	(2,442)	(12)
Accrued interest and other adjustments(3)	(655)	(225)	(430)	(629)	(533)	(96)
Debt with third parties (excluding held for sale)	(55,999)	(25,879)	(30,120)	(45,947)	(25,149)	(20,798)
Debt classified as held for sale	(37)	(37)	—	—	—	—
Debt with third parties including held for sale	(56,036)	(25,916)	(30,120)	(45,947)	(25,149)	(20,798)
Intercompany, net(4)	—	151	(151)	—	1,756	(1,756)
Current financial receivables from jointly-controlled financial services companies(5)	799	799	—	603	603	—
Debt, net of intercompany, and current financial receivables from jointly-controlled financial service companies	(55,237)	(24,966)	(30,271)	(45,344)	(22,790)	(22,554)
Derivative financial assets/(liabilities), net of collateral deposits(6)	79	34	45	181	188	(7)
Financial securities(7)	3,443	3,188	255	1,362	1,098	264
Cash and cash equivalents	29,046	27,012	2,034	30,146	28,198	1,948
Cash and cash equivalents classified as held for sale	132	132	—	—	—	—
Net financial position	(22,537)	5,400	(27,937)	(13,655)	6,694	(20,349)
(1) Includes notes issued under the Medium Term Programme, or Medium Term Note (“MTN”) Programme, and other notes for €26,839 million at September 30, 2026 (€22,333 million at December 31, 2025), Schuldschein for €50 million (€314 million at December 31, 2025) and other financial instruments issued in financial markets, from financial services companies for €3,497 million (€2,413 million at December 31, 2025)
(2) Includes debt for securitizations programs for €19,820 million at September 30, 2026 (€15,471 million at December 31, 2025), and other asset-backed financing, i.e., sales of receivables for which de-recognition is not allowed under IFRS, for €46 million at September 30, 2026 (€8 million at December 31, 2025)
(3) Includes adjustments for purchase accounting and net (accrued)/deferred interest and other amortizing cost adjustments
(4) Net amount between industrial activities entities' financial receivables due from financial services entities (€1,270 million at September 30, 2026 and €2,237 million at December 31, 2025) and industrial activities entities' financial payables due to financial services entities (€1,119 million at September 30, 2026 and €481 million at December 31, 2025)
(5) Financial receivables due from Stellantis Financial Services Europe JVs
(6) Fair value of derivative financial instruments (net positive €58 million at September 30, 2026 and net positive €161 million at December 31, 2025) and collateral deposits (€21 million at September 30, 2026 and €20 million at December 31, 2025)
(7) Excludes certain financial securities held pursuant to applicable regulations (€381 million at September 30, 2026 and €376 million at December 31, 2025) and non-liquid equity investments (€838 million at September 30, 2026 and €608 million at December 31, 2025) and other non-liquid securities (€126 million at September 30, 2026 and €203 million at December 31, 2025)
The €1.3 billion decrease in Industrial net financial position at September 30, 2026, compared to December 31, 2025, primarily reflected negative Industrial free cash flows and lease additions, partially offset by €4.9 billion proceeds from the issuance of Hybrid perpetual notes.

Risks and uncertainties
The Company believes that the risks and uncertainties identified for the nine months ended September 30, 2026 are in line with the main risks and uncertainties that were identified and discussed in the section Risk Management-Risk Factors in the Company's Annual Report and Form 20-F for the year ended December 31, 2025 filed with the SEC and Autoriteit Financiële Markten (“AFM”) on February 26, 2026 and in the section Risks and uncertainties in the Company’s Interim Report as of and for the three and six months ended June 30, 2026 filed with the SEC and AFM on July 30, 2026. Those risks and uncertainties should be read in conjunction with this Interim Report.

GUIDANCE AND OUTLOOK
FULL YEAR 2026 STELLANTIS GUIDANCE

Net revenue	Mid-single digit percent increase
Adjusted operating income margin	Low-single digit percent
Industrial free cash flows	Improved year-over-year Expect positive Industrial free cash flows in 2027
Net revenue:
•Expected increase driven by an expanded product portfolio and anticipated volume recovery
AOI considerations:
• Continued focus on mitigating geopolitical, trade, inflationary, and commodity cost pressures
• Full year net tariff estimated at approximately €1.0 billion, €0.6 billion incurred September year-to-date
IFCF considerations:
• Full-year cash outflows related to second half of 2025 charges estimated at approximately €1.6 billion including €0.1 billion paid in third quarter of 2026 and €1.1 billion paid through September year-to-date
•Full year capital expenditures and research and development expenditures estimated to represent approximately 6.5 percent of Net revenues, consistent with 2026 investment plan under FaSTLAne 2030
Full year 2026 guidance reaffirmed, including the following fourth quarter versus third quarter of 2026 dynamics:
•Continued to focus on profitability, aligning production with demand
•Higher total consolidated shipment volumes
•Management of North America inventory, with December 2026 converging to a similar level as compared to December 2025
•Broadly stable pricing environment
•Incremental cost headwinds from memory chips and recalls
•VCP savings expected to continue accelerating, realizing mid-hundreds of millions of euros in the fourth quarter of 2026, approximately double the amount realized in the third quarter of 2026
•Positive working capital contribution in the fourth quarter driven by normal fourth quarter seasonality

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS OF AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

STELLANTIS N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
(€ million, except per share amounts)	Note	2026	2025	2026	2025
Net revenues	3	37,611	37,206	119,225	111,467
Cost of revenues		34,190	38,291	106,601	106,558
Selling, general and other costs		2,303	2,221	7,088	6,395
Research and development costs		1,326	1,942	4,074	5,313
Gains/(losses) on disposal of investments	2	—	13	59	(191)
Restructuring costs	13	66	401	548	923
Share of the profit/(loss) of equity method investees		(57)	(65)	86	(498)
Operating income/(loss)		(331)	(5,701)	1,059	(8,411)
Net financial expenses/(income)	4	201	(6)	553	154
Profit/(loss) before taxes		(532)	(5,695)	506	(8,565)
Tax expense/(benefit)	5	(79)	(1,163)	289	(1,777)
Net profit/(loss)		(453)	(4,532)	217	(6,788)

Net profit/(loss) attributable to:
Owners of the parent		(470)	(4,542)	186	(6,782)
Non-controlling interests		17	10	31	(6)

Earnings/(loss) per share:	20
Basic (loss)/earnings per share (€)		(0.18)	(1.57)	0.02	(2.35)
Diluted (loss)/earnings per share (€)		(0.18)	(1.57)	0.02	(2.35)

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
(€ million)	Note	2026	2025	2026	2025
Consolidated profit/(loss) for the period		(453)	(4,532)	217	(6,788)

Fair value remeasurement to cash flow hedges		54	157	176	417
of which, reclassified to the income statement		(93)	(10)	(194)	211
of which, recognized in equity during the period		147	167	370	206
Gains and losses from remeasurement of financial assets		6	(4)	(5)	111
of which, recognized in equity during the period		6	(4)	(5)	111
Exchange differences on translating foreign operations		159	56	1,814	(4,284)
Income tax (expense)/benefit		(11)	(19)	(29)	(156)
Share of Other comprehensive income/(loss) of equity method investees		86	(18)	90	(322)
Amounts to be potentially reclassified to profit or loss	16	294	172	2,046	(4,234)
Actuarial gains and losses on defined benefit pension obligations		238	127	577	8
Income tax (expense)/benefit		(72)	(31)	(153)	1
Share of Other comprehensive income of equity method investees		2	(2)	2	7
Amounts not to be reclassified to profit or loss	16	168	94	426	16

TOTAL CONSOLIDATED COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		9	(4,266)	2,689	(11,006)
of which, attributable to equity holders of the parent		(10)	(4,275)	2,652	(10,988)
of which, attributable to non-controlling interests		19	9	37	(18)

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)

(€ million)	Note	At September 30, 2026	At December 31, 2025
Assets
Goodwill and intangible assets with indefinite useful lives	6	30,015	29,176
Other intangible assets		16,042	15,709
Property, plant and equipment		47,110	42,958
Equity method investments	7	7,507	7,276
Non-current financial assets	9	4,451	1,794
Other non-current assets and prepaid expenses	8	15,425	11,125
Deferred tax assets		6,596	6,383
Non-current tax receivables		319	194
Total Non-current assets		127,465	114,615
Inventories	10	25,289	22,153
Assets sold with a buy-back commitment		4,697	3,616
Trade receivables		6,063	5,662
Current tax receivables		1,296	1,199
Other current assets and prepaid expenses	8	18,479	15,770
Current financial assets	9	1,749	1,987
Cash and cash equivalents		29,046	30,146
Assets held for sale		323	5
Total Current assets		86,942	80,538
Total Assets		214,407	195,153
Equity and liabilities
Equity	19
Equity attributable to owners of the parent		61,291	53,551
Non-controlling interests		472	450
Total Equity		61,763	54,001
Liabilities
Long-term debt	14	39,778	31,826
Other non-current financial liabilities		31	7
Other non-current liabilities	15	5,987	5,475
Non-current provisions	13	15,498	18,596
Employee benefits liabilities	12	4,441	4,795
Non-current tax liabilities		226	420
Deferred tax liabilities		1,260	1,294
Total Non-current liabilities		67,221	62,413
Short-term debt and current portion of long-term debt	14	16,221	14,121
Current provisions	13	15,291	14,317
Employee benefits liabilities	12	562	517
Trade payables		30,973	29,999
Current tax liabilities		894	491
Other liabilities	15	21,275	19,265
Other current financial liabilities		29	29
Liabilities held for sale		178	—
Total Current liabilities		85,423	78,739
Total Equity and liabilities		214,407	195,153
The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

		Nine months ended September 30,
(€ million)	Note	2026	2025
Profit/(loss) before taxes		506	(8,565)
Adjustments for non-cash items and other:
depreciation and amortization		4,736	5,301
other non-cash items		1,071	3,267
(gains)/losses on disposals		(61)	137
share of the (profit)/loss of equity method investees		(81)	498
Change in provisions and employee benefits liabilities		(2,414)	2,693
Change in carrying amount of leased vehicles		(2,591)	(4,225)
Net change in receivables related to financial services activities		(4,281)	(3,281)
Dividends received		192	227
Income tax received/(paid), net		(2)	(80)
Changes in working capital		(3,892)	(2,810)
Net cash from/(used in) operating activities		(6,817)	(6,838)
Proceeds from disposals of shares in consolidated companies and of investments in non-consolidated companies		36	415
Acquisitions of consolidated subsidiaries and equity method investments		(354)	(324)
Proceeds from disposals of property, plant and equipment and intangible assets		29	172
Investments in property, plant and equipment and intangible assets		(4,551)	(6,187)
Change in amounts payable on property, plant and equipment and intangible assets		(295)	(856)
Changes in loans to joint ventures and associates		(213)	172
Change in securities		(2,006)	2,959
Other changes		8	(2)
Net cash from/(used in) investing activities		(7,346)	(3,651)
Dividends paid:
to Stellantis shareholders		—	(1,959)
to minority shareholders of subsidiaries		(2)	(3)
Proceeds from issuance of shares		15	—
Changes in short-term debt and other financial assets and liabilities	14	266	(630)
Gross outflows in repayments of long-term debt	14	(6,456)	(3,788)
Proceeds from issuances of long-term debt	14	14,099	11,043
Issuance of Hybrid perpetual notes	19	4,927	—
Coupons paid on Hybrid perpetual notes	19	(77)	—
Other changes		(47)	—
Net cash from/(used in) financing activities		12,725	4,663
Effect of changes in exchange rates		470	(1,254)
(Increase)/decrease in cash and cash equivalents included in assets held for sale		(132)	294
Increase/(decrease) in cash and cash equivalents		(1,100)	(6,786)
Net cash and cash equivalents at beginning of period		30,146	34,100
Net cash and cash equivalents at end of the period		29,046	27,314
The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Unaudited)

	Attributable to the Owners of the parent
(€ million)	Share capital	Treasury shares	Retained earnings and other reserves	Cash flow hedges	Remeasurement of the fair value of financial assets	Actuarial gains and losses on pension obligations plans	Effect of change in exchange rates	Cumulative share of OCI of equity method investees	Equity - Attributable to Owners of the parent	Non-controlling interests	Total equity
At December 31, 2024	37	(285)	77,316	(359)	74	3,129	2,048	(268)	81,692	423	82,115
Other Comprehensive income	—	—	—	307	65	9	(4,272)	(315)	(4,206)	(12)	(4,218)
Net profit	—	—	(6,782)	—	—	—	—	—	(6,782)	(6)	(6,788)
Total Other comprehensive income	—	—	(6,782)	307	65	9	(4,272)	(315)	(10,988)	(18)	(11,006)
Distributions	—	—	(1,959)	—	—	—	—	—	(1,959)	(3)	(1,962)
Share-based compensation	—	—	49	—	—	—	—	—	49	—	49
Other changes(1)	—	—	117	(10)	—	—	—	—	107	14	121
At September 30, 2025	37	(285)	68,741	(62)	139	3,138	(2,224)	(583)	68,901	416	69,317
(1) Includes the effect of hyperinflation for entities whose functional currency is the Turkish Lira, beginning from January 1, 2022, and the Argentine Peso, from July 1, 2018 of €164 million at September 30, 2025. Also includes €(10) million deferred net hedging gains/(losses) transferred to inventory, net of tax

	Attributable to the Owners of the parent
(€ million)	Share capital	Treasury shares	Hybrid perpetual notes	Retained earnings and other reserves	Cash flow hedges	Remeasurement of the fair value of financial assets	Actuarial gains and losses on pension obligations plans	Effect of change in exchange rates	Cumulative share of OCI of equity method investees	Equity - Attributable to Owners of the parent	Non-controlling interests	Total equity
At December 31, 2025	37	(285)	—	53,267	106	64	3,442	(2,489)	(591)	53,551	450	54,001
Other comprehensive income	—	—	—	—	147	(5)	424	1,808	92	2,466	6	2,472
Net profit/(loss)	—	—	—	186	—	—	—	—	—	186	31	217
Total Other comprehensive income	—	—	—	186	147	(5)	424	1,808	92	2,652	37	2,689
Distributions	—	—	—	—	—	—	—	—	—	—	(2)	(2)
Share-based compensation	—	—	—	93	—	—	—	—	—	93	—	93
Hybrid perpetual notes	—	—	5,000	(73)	—	—	—	—	—	4,927	—	4,927
Coupons on Hybrid perpetual notes	—	—	110	(187)	—	—	—	—	—	(77)	—	(77)
Other changes(1)	—	—	—	150	(5)	—	—	—	—	145	(13)	132
At September 30, 2026	37	(285)	5,110	53,436	248	59	3,866	(681)	(499)	61,291	472	61,763
(1) Includes the effect of hyperinflation for entities whose functional currency is the Turkish Lira, beginning from January 1, 2022, and the Argentine Peso, from July 1, 2018 of €121 million at September 30, 2026. Also includes €(5) million deferred net hedging gains/(losses) transferred to inventory, net of tax

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. Basis of preparation
The accompanying Interim Condensed Consolidated Financial Statements together with the notes thereto (the “Interim Condensed Consolidated Financial Statements”) were authorized for issuance on October 28, 2026.
The Interim Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 – Interim Financial Reporting, do not include all of the information and notes required for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements as of and for the year ended December 31, 2025 filed with the AFM and with the SEC on February 26, 2026 (the “Consolidated Financial Statements at December 31, 2025”), which are available on the Company’s corporate website at www.stellantis.com. The accounting policies are consistent with those used at December 31, 2025, except as described in the section — New standards and amendments effective from January 1, 2026 below. There is no effect on these Interim Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union.
The Interim Condensed Consolidated Financial Statements are prepared under the historical cost method, modified for the measurement of certain financial instruments as required, as well as on a going concern basis. In this respect, the Company’s assessment is that no material uncertainties (as defined in IAS 1 - Presentation of Financial Statements) exist about its ability to continue as a going concern.
The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Interim Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Company's results of operations, financial position and cash flows. For a description of the significant estimates, judgments and assumptions of the Company, refer to Note 2, Basis of preparation - Critical judgments and use of estimates in the Consolidated Financial Statements at December 31, 2025.
Segment reporting changes
Effective January 2026, the Company’s segment structure was updated to align with how the Chief Operating Decision Maker (“CODM”) reviews performance and allocates resources. Under the revised structure, the CODM reviews the business through the following operating and reporting segments: North America; Enlarged Europe; Middle East & Africa; South America; and Asia Pacific.
The changes in our segment reporting are summarized below:
•Maserati is no longer presented as a separate reporting segment as it is managed consistently with the other brands within the regions (and is therefore presented on a “where sold” basis);

•The Asia Pacific region is now managed as a single operating segment. Previously, the CODM reviewed two operating segments: (i) China and (ii) India & Asia Pacific, which were reported as one reporting segment under IFRS 8. From 2026, these activities are reviewed together, resulting in one operating and reporting segment: Asia Pacific. There is no impact on previously reported numbers as a result of this change; and
•European used car operations, previously included within Other activities, have been reclassified to the Enlarged Europe segment in line with the CODM’s oversight.
Comparative information has been restated to reflect the revised segment structure. The impact of these changes is presented in the following tables:
Net revenues

	Nine months ended September 30, 2025
(€ million)	As reported	Adjustments	As adjusted
North America	44,245	145	44,390
Enlarged Europe	42,214	1,974	44,188
Middle East & Africa	6,997	25	7,022
South America	11,758	2	11,760
Asia Pacific	1,350	136	1,486
Maserati	557	(557)	—
Others	4,346	(1,725)	2,621

	Three months ended September 30, 2025
(€ million)	As reported	Adjustments	As adjusted
North America	16,047	40	16,087
Enlarged Europe	12,973	658	13,631
Middle East & Africa	2,053	7	2,060
South America	3,989	—	3,989
Asia Pacific	427	49	476
Maserati	188	(188)	—
Others	1,529	(566)	963
Adjusted operating income/(loss)

	Nine months ended September 30, 2025
(€ million)	As reported	Adjustments	As adjusted
North America	(1,420)	(37)	(1,457)
Enlarged Europe	179	(89)	90
Middle East & Africa	1,040	—	1,040
South America	1,618	—	1,618
Asia Pacific	24	(28)	(4)
Maserati	(172)	172	—
Others	(639)	(18)	(657)

New standards and amendments effective from January 1, 2026
The following new standards, amendments and interpretations, which were effective from January 1, 2026, were adopted by the Company. The adoption of these amendments did not have a material impact on the Interim Condensed Consolidated Financial Statements.
•In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments. The amendments relate to the settling of financial liabilities using an electronic payment system, as well as assessing contractual cash flow characteristics of financial assets, including those with environmental, social and governance linked features.
•In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards – Volume 11, which included amendments to the following standards: updated wording regarding hedge accounting in IFRS 1 - First-time Adoption of IFRS, to address potential confusion from an inconsistency with the hedge accounting requirements of IFRS 9 Financial Instruments; replaced an obsolete reference in IFRS 7 – Financial Instruments: Disclosures, to IFRS 13 – Fair Value Measurement, and made other minor revisions regarding inconsistencies with IFRS 13; amended IFRS 9 Financial Instruments, to clarify how a lessee accounts for the derecognition of a lease liability and removed a potentially confusing cross reference to the term “transaction price” in IFRS 15 – Revenue from Contracts with Customers, as the term is used elsewhere in IFRS 9 and is not necessarily consistent with the definition in IFRS 15; revised the wording in IFRS 10 - Consolidated Financial Statements, to address potential confusion arising from an inconsistency between two paragraphs related to an investor determining whether another party is acting on its behalf by aligning the language in both paragraphs; amended IAS 7 – Statement of Cash Flows, to remove a reference to the term “cost method” that is no longer defined in IFRS.
Exchange rates
The principal exchange rates used to translate other currencies into Euro were as follows:

	For the nine months ended September 30, 2026	At September 30, 2026	At December 31, 2025	For the nine months ended September 30, 2025	At September 30, 2025
U.S. Dollar (USD)	1.161	1.136	1.175	1.118	1.174
Canadian Dollar (CAD)	1.608	1.611	1.609	1.563	1.635
Mexican Peso (MXN)	20.210	20.582	21.118	21.799	21.531
Pound Sterling (GBP)	0.864	0.855	0.873	0.851	0.873
Polish Zloty (PLN)	4.270	4.367	4.227	4.241	4.269
Swiss Franc (CHF)	0.924	0.948	0.931	0.939	0.936
Turkish Lira (TRY)(1)	n.a.	55.607	50.331	n.a.	48.795
Brazilian Real (BRL)	5.981	5.877	6.469	6.318	6.241
Argentine Peso (ARS)(2)	n.a.	1,717.444	1,707.560	n.a.	1,593.990
Chinese Renminbi (CNY)	7.925	7.613	8.226	8.072	8.359
Japanese Yen (JPY)	184.039	178.270	184.090	165.528	173.760
n.a. = not applicable
(1) From April 1, 2022, Türkiye’s economy was considered to be hyperinflationary. Transactions after January 1, 2022 for entities with the Turkish Lira as the functional currency were translated using the spot rate at the end of the period. The price indices used are published by the Turkish Statistical Institute
(2) From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. Transactions after July 1, 2018 for entities with the Argentine Peso as the functional currency were translated using the spot rate at the end of the period. The price indices used are published by the Instituto Nacional de Estadistica y Censos de la Republica Argentina

2. Scope of consolidation
During the nine months ended September 30, 2026, the effects of minor business disposals and minor business combinations were not material.
On March 31, 2026, Stellantis exited its joint venture with NextStar Energy Inc (“NextStar”). The investment had been classified as held for sale and fully written down in 2025, and the exit had no material financial impact in 2026.
In June 2026, Stellantis concluded, in accordance with IAS 28 - Investments in Associates and Joint Ventures, that it ceased to have significant influence over Archer Aviation Inc. (“Archer”) due to the loss of board representation rights, as Stellantis’ shareholding was no longer sufficient to nominate a director at the June 2026 shareholder meeting.
Following the loss of significant influence, Stellantis discontinued the application of the equity method and derecognized its investment in Archer as an associate at that date. The retained interest was remeasured at fair value on the date significant influence was lost, and this amount was recognized as the initial carrying value of a financial asset in accordance with IFRS 9 - Financial Instruments.
The resulting gain of €49 million, representing the difference between (i) the carrying amount of the equity accounted investment and (ii) the fair value of the retained interest, together with the reclassification of amounts previously recognized in other comprehensive income, was recognized in the Interim Condensed Consolidated Income Statement within Gains/(losses) on disposal of investments for the nine months ended September 30, 2026.
Stellantis has elected to present subsequent changes in the fair value of the retained interest in Archer in Other comprehensive income. Archer shares are accounted for as equity instruments and presented as non-current financial assets in the Condensed Consolidated Statement of Financial Position.
In August 2026, Stellantis obtained significant influence over Dongfeng Stellantis Automotive Technology (Wuhan) Co., Ltd. (“DSAT”) and Dongfeng Peugeot Citroën Automobiles Co. Ltd. ("DPCA") and, accordingly, accounted for both investments using the equity method in accordance with IAS 28 from the respective dates significant influence was obtained. DSAT and DPCA will produce all-new Peugeot and Jeep-branded vehicles in China. The initial investment in DSAT amounted to approximately €55 million. In addition, the Company has contingent capital commitments of €82 million, payable upon sales targets being achieved for the all-new Peugeot and Jeep-branded vehicles produced by DSAT and DPCA as disclosed in Note 18, Guarantees granted, commitments and contingent liabilities. No gain or loss was recognized on the acquisition of significant influence.
Held for sale
At September 30, 2026, there were €323 million of assets and €178 million of liabilities (€5 million of assets and nil of liabilities at December 31, 2025), primarily related to Free2move Deutschland GmbH and Auto Avaliar which met the criteria under IFRS 5 to be classified as held for sale.

3. Net revenues
Net revenues were as follows:

	Three months ended September 30,		Nine months ended September 30,
(€ million)	2026	2025	2026	2025
Revenues from:
Shipments of vehicles and sales of other goods	34,950	35,265	112,115	105,855
Other services provided	1,469	1,219	4,174	3,645
Lease installments from assets sold with a buy-back commitment	156	173	467	532
Interest income of financial services activities	1,036	549	2,469	1,435
Total Net revenues	37,611	37,206	119,225	111,467

Three months ended September 30, 2026	North America	Enlarged Europe	Middle East & Africa	South America	Asia Pacific	Other activities	Total
(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	15,236	13,563	1,660	3,985	433	73	34,950
Other services provided	334	343	13	103	12	664	1,469
Revenues from goods and services	15,570	13,906	1,673	4,088	445	737	36,419

Lease installments from assets sold with a buy-back commitment	—	156	—	—	—	—	156
Interest income from financial services activities	—	—	—	—	—	1,036	1,036
Total Net revenues	15,570	14,062	1,673	4,088	445	1,773	37,611

Three months ended September 30, 2025	North America	Enlarged Europe	Middle East & Africa	South America	Asia Pacific	Other activities	Total
(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	15,762	13,079	2,042	3,847	462	73	35,265
Other services provided	317	370	11	80	14	427	1,219
Revenues from goods and services	16,079	13,449	2,053	3,927	476	500	36,484

Lease installments from assets sold with a buy-back commitment	—	173	—	—	—	—	173
Interest income from financial services activities	—	—	—	—	—	549	549
Total Net revenues	16,079	13,622	2,053	3,927	476	1,049	37,206

Nine months ended September 30, 2026	North America	Enlarged Europe	Middle East & Africa	South America	Asia Pacific	Other activities	Total
(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	48,892	43,364	6,578	11,713	1,343	225	112,115
Other services provided	985	1,028	48	252	36	1,825	4,174
Revenues from goods and services	49,877	44,392	6,626	11,965	1,379	2,050	116,289

Lease installments from assets sold with a buy-back commitment	—	467	—	—	—	—	467
Interest income from financial services activities	—	—	—	—	—	2,469	2,469
Total Net revenues	49,877	44,859	6,626	11,965	1,379	4,519	119,225

Nine months ended September 30, 2025	North America	Enlarged Europe	Middle East & Africa	South America	Asia Pacific	Other activities	Total
(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	43,399	42,405	6,987	11,412	1,443	209	105,855
Other services provided	983	1,240	22	213	39	1,148	3,645
Revenues from goods and services	44,382	43,645	7,009	11,625	1,482	1,357	109,500

Lease installments from assets sold with a buy-back commitment	—	532	—	—	—	—	532
Interest income from financial services activities	—	—	—	—	—	1,435	1,435
Total Net revenues	44,382	44,177	7,009	11,625	1,482	2,792	111,467

4. Net financial expenses/(income)
The following table summarizes the Company’s financial income and expenses included within Net financial expenses/(income):

	Three months ended September 30,		Nine months ended September 30,
(€ million)	2026	2025	2026	2025
Interest income and other financial income	234	321	704	960

Financial expenses:
Interest expense and other financial expenses	366	257	1,090	804
Interest on lease liabilities	26	20	66	54
Write-down/(reversals of write-downs) of financial assets	2	2	6	5
Net interest expense on employee benefits provisions	50	46	149	155
Total Financial expenses	444	325	1,311	1,018
Net expenses/(income) from derivative financial instruments and exchange rate differences	(9)	(10)	(54)	96

Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	435	315	1,257	1,114

Net financial expenses/(income)	201	(6)	553	154
For the three months ended September 30, 2026, Net financial expenses were €201 million compared to a Net financial income of €6 million in the corresponding period in 2025, primarily due to the impact of discounting on warranty provisions, reflecting the increase in contractual warranty provisions following the change in estimate accounted for in 2025, as well as an increase in interest rates, lower capitalized interest and lower interest income from liquidity investments.
For the nine months ended September 30, 2026, Net financial expenses were €553 million, compared with €154 million in the corresponding period in 2025. The increase primarily reflected lower interest income from liquidity investments due to both reduced liquidity levels and a decline in short-term market rates, the impact of discounting on warranty provisions, reflecting the increase in the contractual warranty provisions following the change in estimate accounted for in 2025 and lower capitalized interest, partially offset by the non-recurrence of €138 million of expenses related to the termination of commodity derivative contracts in 2025.
Net financial expenses for the nine months ended September 30, 2026 included €50 million of losses (€81 million of losses for the nine months ended September 30, 2025) on the net monetary position of entities whose functional currency is the currency of hyperinflationary economies, relating to the Argentine Peso and to the Turkish Lira. The decrease primarily reflects the disposal of Stellantis Türkiye that occurred in April 2025.

5. Tax expense/(benefit)
Tax expense/(benefit) was as follows:

	Three months ended September 30,		Nine months ended September 30,
(€ million)	2026	2025	2026	2025
Current tax expense/(benefit)	(18)	277	443	584
Deferred tax expense/(benefit)	(95)	(1,542)	(74)	(2,412)
Tax expense/(benefit) relating to prior periods	34	102	(80)	51
Total Tax expense/(benefit)	(79)	(1,163)	289	(1,777)
A tax benefit of €79 million was recognized for the three months ended September 30, 2026, compared with a tax benefit of €1,163 million for the corresponding period in 2025. The three-month variance primarily reflected significantly larger pre-tax losses in the third quarter of 2025 than in the third quarter of 2026. For the nine months ended September 30, 2026, the Company recognized tax expense of €289 million, compared with a tax benefit of €1,777 million in the corresponding prior-year period. The nine-month variance primarily reflected the Company’s transition from a pre-tax loss in 2025 to pre-tax income in 2026.
The Company has assessed the impact of the Pillar Two tax rules on its operations. Many countries, including the Netherlands, where the Company is tax resident, enacted these rules in 2024. As a result, the Pillar Two rules are effective for Stellantis from January 1, 2024. For these Interim Condensed Consolidated Financial Statements, the impact of Pillar Two is immaterial and relates to the Company’s operations in countries where the Pillar Two transitional safe harbor does not apply and the Pillar Two effective rate is below 15 percent. The Company has applied the mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities arising from Pillar Two income taxes.
6. Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at September 30, 2026 and at December 31, 2025 are summarized below:

(€ million)	At September 30, 2026	At December 31, 2025
Goodwill	14,461	14,009
Other intangible assets with indefinite useful lives	15,554	15,167
Total Goodwill and intangible assets with indefinite useful lives	30,015	29,176
At September 30, 2026, Goodwill amounted to €14,461 million, with a gross value of €15,099 million and accumulated impairment losses of €638 million.
At December 31, 2025, Goodwill amounted to €14,009 million, with a gross value of €14,647 million and accumulated impairment losses of €638 million.
The increase in Goodwill and Other intangible assets with indefinite useful lives during the nine months ended September 30, 2026 was primarily related to currency translation impacts driven by the strengthening of the Brazilian Real and U.S. Dollar against the Euro.

7. Investments accounted for using equity method
During the three months ended September 30, 2026, the Company recognized an impairment loss of €118 million within Share of profit/(loss) of equity method investments, resulting in the full impairment of its investment in Leasys SAS (“Leasys”), a joint venture focused on pan-European, multi-brand long-term operational leasing activities. The impairment loss, which was recognized within Other activities, reflected management’s updated assessment of the recoverable amount of the investment at September 30, 2026, following continued deterioration in market conditions, including pressure on residual values, lower expected disposal proceeds, decreased revenue and reduced expectations for the future profitability of the leasing portfolio.
8. Other assets and prepaid expenses
Other assets and prepaid expenses consisted of the following:

	At September 30, 2026			At December 31, 2025
(€ million)	Current	Non-current	Total	Current	Non-current	Total
Receivables from financing activities	9,129	11,617	20,746	7,867	7,864	15,731
Other receivables and other assets	3,865	1,391	5,256	3,052	884	3,936
Indirect tax receivables	3,636	914	4,550	3,266	958	4,224
Defined benefit plans asset	—	956	956	—	967	967
Derivatives operating assets	457	74	531	349	57	406
Prepaid expenses	1,392	473	1,865	1,236	395	1,631
Total other assets and prepaid expenses	18,479	15,425	33,904	15,770	11,125	26,895
At September 30, 2026, Receivables from financing activities amounted to €20,746 million (€15,731 million at December 31, 2025). The increase is primarily due to growth in financing activities in SFS U.S.
At September 30, 2026, Other receivables and other assets amounted to €5,256 million (€3,936 million at December 31, 2025). The increase reflects various movements in other receivables across the regions.
Transfer of financial assets
At September 30, 2026, the Company had receivables due after that date which had been transferred without recourse and which were derecognized in accordance with IFRS 9, Financial Instruments, amounting to €15,475 million (€16,074 million at December 31, 2025), of which 69 percent (69 percent at December 31, 2025) is mainly due from the sales network, were transferred to financing companies in partnership with Santander, BNP Paribas, Banco BBVA Argentina S.A. and Crédit Agricole.

9. Financial assets

	At September 30, 2026			At December 31, 2025
(€ million)	Current	Non-current	Total	Current	Non-current	Total
Derivative financial assets	67	131	198	45	259	304
Financial securities measured at fair value through other comprehensive income	—	586	586	62	335	397
Financial securities measured at fair value through profit or loss	512	958	1,470	562	903	1,465
Financial securities measured at amortized cost	145	2,587	2,732	553	134	687
Financial receivables(1)	1,025	168	1,193	763	145	908
Collateral deposits(2)	—	21	21	2	18	20
Total Other financial assets	1,749	4,451	6,200	1,987	1,794	3,781
(1) Measured at amortized cost
(2) Collateral deposits are held in connection with derivative transactions and debt obligations
The increase in Financial securities measured at fair value through other comprehensive income was partially driven by the change to recognize the investment in Archer at fair value through other comprehensive income in June 2026. Refer to Note 2, Scope of consolidation for additional information.
The increase in Financial securities measured at amortized cost is driven by investments in sovereign bonds as part of liquidity management.
10. Inventories

(€ million)	At September 30, 2026	At December 31, 2025
Finished goods and goods for resale	14,346	12,161
Work-in-progress, raw materials and manufacturing supplies	10,943	9,992
Total Inventories	25,289	22,153
The increase in inventories is primarily driven by new vehicle stock build-up in Enlarged Europe and South America to support fourth quarter shipment volumes and an increase in manufacturing inventory as compared to December 2025 when inventory levels were reduced reflecting the seasonal shut downs of certain facilities.
11. Share-based compensation
Long-Term Incentive Plan
The Company operates annual Long-Term Incentive Plans (“LTIPs”) approved by shareholders, granting Performance Share Units (“PSUs”), Restricted Share Units (“RSUs”), and Performance Restricted Share Units (“PRSUs”) to eligible employees. PSU awards are typically split across three performance metrics: Total Shareholder Return (TSR), Adjusted operating income/(loss) (“AOI”), and either Electrification, Quality, or Compliance, each with independent payout scales. PSUs, RSUs and PRSUs have different vesting periods as summarized in the table below. Additionally, PRSUs vest subject to specific KPIs or multipliers. Fair values are determined using Monte Carlo simulations for TSR-based awards and for all other types of award, the fair values are determined using the Stellantis share price on the grant date, adjusted for expected dividends at a constant yield as these awards do not have the right to receive ordinary dividends prior to vesting.
A summary of grants awarded in 2026 is provided below.

	PSUs				RSUs		PRSUs
LTIP Period	PSUs Granted (millions)*	Performance Metrics	Metric Payout Range	Vesting period Vesting Date	RSUs Granted (millions)*	Vesting period Vesting Date	PRSUs Granted (millions)*	Metric Payout Range	Vesting period Vesting Date
2026-2028	16.8	TSR (30%) AOI (40%) Quality (30%)	0-200%	2026-2028 Dec 2028	19.0	2026-2029 May 2029	0.0	0-150%	2026-2028 Q2 2029
(*) Includes amounts related to awards granted during the current year in respect of the prior-year plan. Presented based on the awards’ grant date
Share-based payment expense
Including previously granted awards, total expense of approximately €38 million and €106 million was recorded for the PSU, PRSU and RSU awards for the three months ended September 30, 2026 and the nine months ended September 30, 2026, respectively. Total expense of approximately €19 million and €51 million was recorded for the PSU, PRSU and RSU awards for the three months ended September 30, 2025 and the nine months ended September 30, 2025, respectively.
The total number of PSU, PRSU and RSU awards outstanding at September 30, 2026, was approximately 33.9 million, 0.5 million and 29.1 million shares, respectively.
12. Employee benefits liabilities
Employee benefits liabilities include provisions for both pension plans and health care, legal, severance indemnity and other post-employment benefits (“OPEB”) and consisted of the following:

	At September 30, 2026			At December 31, 2025
(€ million)	Current	Non-current	Total	Current	Non-current	Total
Pension benefits	45	1,852	1,897	36	2,164	2,200
Health care and life insurance plans	126	1,348	1,474	119	1,397	1,516
Other post-employment benefits	44	580	624	37	578	615
Other provisions for employees	347	661	1,008	325	656	981
Total Employee benefits liabilities	562	4,441	5,003	517	4,795	5,312
At September 30, 2026, the U.S. and Canada pension plans, representing the largest portion of the Company’s pension benefits, were remeasured resulting in a decrease in the net liability of approximately €1,052 million due to changes in the discount rate, partially offset by approximately €378 million of asset returns below expectations.
No curtailment losses were recognized during the nine months ended September 30, 2026 and 2025.
Pension and OPEB costs included in the Interim Condensed Consolidated Income Statement were as follows:

	Three months ended September 30,
(€ million)	2026		2025
	Pension	OPEB	Pension	OPEB
Current service cost	25	11	19	13
Interest expense	245	31	243	29
Interest/(income)	(223)	(2)	(218)	(4)
Other administrative costs	19	(2)	21	2
Total	66	38	65	40

	Nine months ended September 30,
(€ million)	2026		2025
	Pension	OPEB	Pension	OPEB
Current service cost	79	38	82	45
Interest expense	768	90	805	91
Interest/(income)	(711)	(8)	(738)	(8)
Other administrative costs	58	2	64	3
Total	194	122	213	131
Total contributions and direct benefit payments of €41 million were made to the pension plans in North America and Enlarged Europe during the nine months ended September 30, 2026.
13. Provisions

	At September 30, 2026			At December 31, 2025
(€ million)	Current	Non-current	Total	Current	Non-current	Total
Product warranty and recall campaigns	4,579	8,899	13,478	4,562	9,562	14,124
Sales incentives	5,922	—	5,922	5,321	—	5,321
Restructuring	648	358	1,006	637	405	1,042
Legal proceedings and disputes	574	487	1,061	379	601	980
Commercial risks	3,011	4,183	7,194	2,779	6,002	8,781
Other risks	557	1,571	2,128	639	2,026	2,665
Total Provisions	15,291	15,498	30,789	14,317	18,596	32,913
Restructuring costs of €548 million and €923 million were recognized for the nine months ended September 30, 2026 and 2025, respectively. The decrease was primarily related to lower workforce reductions mainly in Enlarged Europe.
The decrease in the Commercial risks provision is primarily due to (i) €1.1 billion of cash payments related to charges recorded in the second half of 2025, (ii) approximately €315 million reduction in regulatory provisions in the U.S. due to revision in the estimated cost of contractual obligations, and (iii) reversal of the U.S. greenhouse gas (”GHG”) provision of €350 million as further explained below.
In February 2026, the U.S. Environmental Protection Agency finalized actions to rescind the 2009 GHG Endangerment Finding under the Clean Air Act. The Endangerment Finding had previously provided the legal basis for federal regulation of GHG emissions from motor vehicles. As a result of this regulatory development, during the nine months ended September 30, 2026, Stellantis recognized a gain of €66 million within Cost of revenues which was excluded from AOI. The net gain consisted of an impairment of GHG-related Other intangible assets of €284 million and the reversal of the related GHG provision of €350 million, as mentioned above.

14. Debt

	At September 30, 2026			At December 31, 2025
(€ million)	Current	Non-current	Total	Current	Non-current	Total
Notes	2,450	24,686	27,136	2,945	20,256	23,201
Borrowings from banks	1,377	739	2,116	1,311	649	1,960
Asset-backed financing	9,222	10,644	19,866	7,247	8,232	15,479
Lease liabilities	906	1,734	2,640	818	1,636	2,454
Other debt	2,266	1,975	4,241	1,800	1,053	2,853
Total Debt	16,221	39,778	55,999	14,121	31,826	45,947
Notes issued and repaid
In January and May 2026, respectively, the Company repaid at maturity, a €1,250 million note issued by FCA N.V. and a €1,000 million note issued by Peugeot S.A. each originally issued in 2020.
In June 2026, SFS U.S. issued two bonds:
•a USD bond with principal amount of $1,500 million with an interest rate of 5.4 percent which matures in June 2029; and
•a USD bond with principal amount of $1,000 million with an interest rate of 5.8 percent which matures in June 2031.
In June 2026, the Company issued two bonds under its Euro Medium Term Notes Programme (“EMTN”):

•a EUR bond with principal amount of €750 million with an interest rate of 4.5 percent which matures in January 2033; and
•a EUR bond with principal amount of €500 million with an interest rate of 5.1 percent which matures in January 2037.
In September 2026, Stellantis Finance U.S. Inc. issued two bonds unconditionally guaranteed by Stellantis N.V.:
•a USD bond with principal amount of $1,250 million with an interest rate of 6.8 percent which matures in September 2031; and
•a USD bond with principal amount of $1,250 million with an interest rate of 7.4 percent which matures in September 2036.
In September 2026, SFS U.S. issued a USD bond with principal amount of $1,000 million with an interest rate of 6.40 percent which matures in September 2029.
Undrawn committed credit lines
Stellantis N.V. has a syndicated revolving credit facility of €12.0 billion, structured in two tranches. The amount utilized under these credit lines was nil on September 30, 2026.

In December 2025, SFS U.S. established a privately placed Commercial Paper (“CP”) program available up to a maximum of €1.9 billion ($2.2 billion). No CP was issued under the program in December 2025. Issuances under the CP program commenced in March 2026. At September 30, 2026, €0.4 billion ($0.5 billion) notes were outstanding under the CP program. These amounts are reported within the line item Other debt.
In connection with the establishment of the CP program, the €0.9 billion ($1 billion) committed USD credit facility originally signed by SFS U.S. in March 2024 was amended and refinanced (the "SFS RCF"). The amended SFS RCF is structured in two tranches: €1.1 billion ($1.3 billion), with a 364-day tenor, and €0.9 billion ($1 billion), with a three-year tenor, with each tranche benefiting from two further extension options, each of one year exercisable on the first and second anniversary of the amendment signing date. At September 30, 2026, the amount available under the amended SFS RCF, net of €0.4 billion of CP outstanding, was €1.5 billion ($1.7 billion).
Borrowings from banks
The increase of borrowings from banks is mainly due to issuance of new debt mainly in financial services companies.
Asset-backed financing
Asset-backed financing primarily represented financing received by SFS U.S. through USD denominated securitization programs and amounted to €18,807 million at September 30, 2026, (€14,759 million at December 31, 2025) that will be settled through the collection of a portfolio of receivables which originate from consumers and dealers. The increase in asset-backed financing at September 30, 2026 was primarily due to securitizations made to fund the increase in the SFS U.S. portfolio.
Warehouse credit facilities
There are three revolving warehouse credit facilities used to finance loan originations by SFS U.S, with updates to two of the credit facilities during 2026.
In January 2026, SFS U.S.’s revolving credit floorplan facility (Stellantis Financial Floorplan Master Auto Owner Trust 2024-1) capacity was increased from €1.1 billion ($1.3 billion) to €1.8 billion ($2.0 billion) with the addition of 3 new lenders. Draw downs from the facility will bear an interest rate based on the lender’s asset-backed commercial paper cost of funds or Secured Overnight Financing Rate (“SOFR”), plus a spread. Borrowings are used to support the Company’s commercial floorplan lending business with floor plan receivables providing collateral. At September 30, 2026, €1.0 billion ($1.1 billion) was outstanding under this facility.
In July 2026, SFS Funding, LLC, our primary syndicated, secured warehouse facility size increased from €7.0 billion ($8.0 billion) to €10.6 billion ($12.0 billion). In connection with this upsizing, the number of participating banks increased from 12 to 16. There were no material changes to the transaction documents and the Scheduled Termination Date of the warehouse credit facility was extended to July 2028. The facility bears interest based on the lender’s asset-backed commercial paper cost of funds or SOFR plus a spread.
SFS U.S. uses interest rate derivatives in order to reduce the interest rate risk of certain warehouse credit facilities where the underlying receivables carry fixed rates of interest and borrowings are based on the floating rate SOFR and CP indices.

The Company believes that the credit facilities will continue to be renewed or replaced, and that it will be able to secure additional sources of financing on satisfactory terms; however, there can be no assurance that it will be able to do so. In the event that the Company is unable to renew its facilities, the receivables pledged of €9.1 billion ($10.3 billion) at September 30, 2026 would amortize over time to pay down the warehouse credit facilities; however, the Company would not be able to finance new receivables without alternative sources of funding. These amounts are reported within the line item Asset-backed financing within Debt.
ABS USD Term Notes
ABS USD Term Notes are issued in the U.S. by SFS U.S. for various classes ranging from Class A to Class E Notes. These notes are sequentially paid with Class A Notes paid first. The range of interest rates depends on the level of risk of loss and is determined by investor interest in each class of the notes. These amounts are reported within the line item Asset-backed financing within Debt.
In January 2026, SFS U.S., through SFS Auto Receivables Securitization Trust 2026-1, issued six classes of ABS Term Notes totaling €1.3 billion ($1.5 billion) in aggregate. One class of notes bears interest at fixed and floating rates, with the remainder bearing interest rates at fixed rates. The ABS Term Notes are secured by a pool of prime retail loans.
In April 2026, SFS U.S., through First Investors Auto Owner Trust 2026-1, issued six classes of ABS Term Notes totaling €440 million ($500 million) in aggregate. The notes issued in each class bear a fixed rate. The ABS Term Notes are secured by a pool of near prime retail loans.
In May 2026, SFS U.S., through Stellantis Financial Underwritten Enhanced Lease Trust 2026-A, issued six classes of ABS Term Notes totaling €1.6 billion ($1.8 billion) in aggregate. One class of notes bears interest at fixed and floating rates, with the remainder bearing interest at fixed rates. The ABS Term Notes are secured by a pool of leases.
In June 2026, SFS U.S., through SFS Auto Receivables Securitization Trust 2026-2, issued six classes of ABS Term Notes totaling €1.1 billion ($1.3 billion) in aggregate. One class of notes bears interest at fixed and floating rates, with the remainder bearing interest at fixed rates. The ABS Term Notes are secured by a pool of prime retail loans.
In July 2026, SFS U.S., through Stellantis Financial Underwritten Enhanced Lease Trust 2026-B, issued six classes of ABS Term Notes totaling €0.9 billion ($1.0 billion) in aggregate. One class of notes bears interest at fixed and floating rates, with the remainder bearing interest at fixed rates. The ABS Term Notes are secured by a pool of leases.
In August 2026, SFS U.S., through Stellantis Financial Floorplan Master Auto Owner Trust, Series 2026-1, issued three classes of ABS Term Notes totaling €661 million ($750 million) in aggregate. The notes issued in each class bear a fixed rate. The ABS Term Notes are secured by a revolving pool of floorplan receivables.

ABS USD Term Loans
ABS USD Term Loans are bilateral agreements provided by various banks which advance term loan proceeds secured by a pool of either retail loan receivables or consumer leases. Two asset-backed term loans outstanding at September 30, 2026, with an aggregate balance of $0.8 billion (€0.7 billion) are secured by retail loan receivables with an aggregate balance of $1.2 billion (€1.1 billion). The remaining asset-backed term loan facility with a balance of $0.5 billion (€0.4 billion) at September 30, 2026, is secured by $0.8 billion (€0.7 billion) in consumer lease receivables. These amounts are reported within the line item Asset-backed financing within Debt.
The terms governing the warehouse credit facilities and ABS Term Loans contain numerous covenants relating to the issuer’s business, the observance of certain financial covenants, the avoidance of certain levels of delinquency and credit loss experience and other matters. A breach of a covenant, if not cured within the time limits specified, could precipitate events of default that might result in the acceleration of the ABS Term Loan or warehouse credit facilities. The ABS Term Notes generally do not contain financial covenants or covenants related to delinquency experience or credit losses. SFS U.S. was not in default with respect to any financial and non-financial covenants governing these financing arrangements at September 30, 2026.
15. Other liabilities
Other liabilities consisted of the following:

	At September 30, 2026			At December 31, 2025
(€ million)	Current	Non-current	Total	Current	Non-current	Total
Payables for buy-back agreements	6,678	3,211	9,889	5,313	2,576	7,889
Accrued expenses and deferred income	6,663	779	7,442	6,323	789	7,112
Indirect taxes payables	1,378	5	1,383	1,354	7	1,361
Payables to personnel	1,558	2	1,560	1,749	2	1,751
Social security payables	542	1	543	472	2	474
Service contract liability	792	1,406	2,198	744	1,444	2,188
Derivatives operating liabilities	116	22	138	150	27	177
Other	3,548	561	4,109	3,160	628	3,788
Total Other liabilities	21,275	5,987	27,262	19,265	5,475	24,740
At September 30, 2026, Payables for buy-back agreements amounted to €9,889 million (€7,889 million at December 31, 2025). The increase is mainly due to higher volumes of buy-back agreements in Enlarged Europe.
16. Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities that are measured at fair value on a recurring basis at September 30, 2026 and December 31, 2025:

	At September 30, 2026				At December 31, 2025
(€ million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial securities and equity instruments measured at FVOCI	298	—	288	586	108	—	289	397
Financial securities and equity instruments measured at FVPL	1,178	7	285	1,470	1,110	4	351	1,465
Derivative financial assets	—	198	—	198	—	303	1	304
Derivative operating assets	—	526	5	531	—	397	9	406
Collateral deposits	21	—	—	21	20	—	—	20
Receivables from financing activities	—	—	29	29	—	—	3	3
Trade receivables	—	16	—	16	—	4	—	4
Money market securities	9,633	—	—	9,633	13,191	—	—	13,191
Total Assets	11,130	747	607	12,484	14,429	708	653	15,790
Derivative financial liabilities	—	60	—	60	—	36	—	36
Derivative operating liabilities	—	135	2	137	—	177	—	177
Total Liabilities	—	195	2	197	—	213	—	213
The fair value of derivative financial assets and liabilities is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment, as described below:
•the fair value of forward contracts, swaps and options hedging currency risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, exchange rates, interest rates and volatility rates);
•the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;
•the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method; and
•the fair value of swaps and options hedging commodity price risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).
The fair value of money market securities is also based on available market quotations.
The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
The fair values of Financial securities classified in level 3 are calculated using valuation techniques that incorporate inputs that are not directly observable in active markets. Therefore, the Company uses discounted cash flow models with the significant input being market discount rates along with the most recent financing rounds for certain investments.
The fair value of Other receivables is classified in Level 3 of the fair value hierarchy and has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates.

For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.
The following is a reconciliation of the changes in items measured at fair value and classified within Level 3:

	Three months ended September 30, 2026
(€ million)	Receivables from financing activities	Financial securities	Derivative assets/(liabilities)	Other receivables
At July 1	2	595	—	—
Gains/(losses) recognized in Consolidated Income Statement	—	(3)	—	—
Gains/(losses) recognized in Other comprehensive income/(loss)	—	(3)	3	—
Issues/(Settlements)	27	—	—	—
Purchases/(Sales)	—	(16)	—	—
At September 30	29	573	3	—

	Three months ended September 30, 2025
(€ million)	Receivables from financing activities	Financial securities	Derivative assets/(liabilities)	Other receivables
At July 1	109	908	1	—
Gains/(losses) recognized in Consolidated Income Statement	—	(104)	—	—
Gains/(losses) recognized in Other comprehensive income/(loss)	—	(35)	3	—
Issues/(Settlements)	68	—	—	—
Purchases/(Sales)	—	(37)	—	—
Transfers (from)/to level 3	—	—	1	—
At September 30	177	732	5	—

	Nine months ended September 30, 2026
(€ million)	Receivables from financing activities	Financial securities	Derivative assets/(liabilities)	Other receivables
At January 1	3	640	10	—
Gains/(losses) recognized in Consolidated Income Statement	—	(11)	—	—
Gains/(losses) recognized in Other comprehensive income/(loss)	—	(3)	(6)	—
Issues/(Settlements)	26	(69)	(1)	—
Purchases/(Sales)	—	(62)	—	—
Transfers (from)/to level 3	—	78	—	—
At September 30	29	573	3	—

	Nine months ended September 30, 2025
(€ million)	Receivables from financing activities	Financial securities	Derivative assets/(liabilities)	Other receivables
At January 1	—	922	(1)	66
Gains/(Losses) recognized in Consolidated Income Statement	—	(100)	—	—
Losses recognized in Other comprehensive income/(loss)	—	43	5	—
Issues/Settlements	177	—	—	(66)
Purchases/Sales	—	(124)	—	—
Transfers from/to Level 3	—	(9)	1	—
At September 30	177	732	5	—
The gains/(losses) included in the Interim Condensed Consolidated Income Statements during the three and nine months ended September 30, 2026 were recognized within Net revenues and for three and nine months ended September 30, 2025 were recognized within Net financial expenses. Total gains/(losses) recognized in Other comprehensive income are reported within the following line items:

	Three months ended September 30,		Nine months ended September 30,
(€ million)	2026	2025	2026	2025
Gains/(losses) recognized in Fair value remeasurement of cash flow hedges	3	3	(6)	5
Gains/(losses) recognized in Exchange differences on translating foreign operations	(3)	(16)	—	(70)
Gains/(losses) from remeasurement of financial assets	—	(19)	(3)	113
Assets and liabilities not measured at fair value on recurring basis
The carrying value of current receivables and payables is a reasonable approximation of fair value as the present value of future cash flows does not differ significantly from the carrying amount.
The carrying value of Cash at banks and Other cash equivalents usually approximate fair value due to the short maturity of these instruments.
The following table summarizes the carrying amount and fair value for financial assets and liabilities not measured at fair value on a recurring basis:

		At September 30, 2026		At December 31, 2025
(€ million)	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
Dealer financing		4,596	4,606	3,084	3,095
Retail financing		13,956	13,354	10,703	10,096
Finance leases		667	648	540	522
Other receivables from financing activities		1,498	1,498	1,401	1,360
Total Receivables from financing activities(1)	8	20,717	20,106	15,728	15,073

Financial securities measured at amortized cost	9	2,732	2,700	687	680

Notes		27,136	25,429	23,201	22,698
Borrowings from banks & Other debt		6,357	6,353	4,813	4,823
Asset-backed financing		19,866	19,826	15,479	15,331
Total Debt, excluding Lease liabilities	14	53,359	51,608	43,493	42,852
(1) Amounts exclude receivables measured at FVPL
Sovereign bonds included in Financial securities measured at amortized cost, are traded in active markets and are classified within Level 1 of the fair value hierarchy. At September 30, 2026 and at December 31, 2025, the carrying amounts of the residual current securities is a reasonable approximation of their fair value.
Notes that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Notes for which such prices are not available are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are categorized within Level 2. At September 30, 2026, €25,379 million and €50 million of Notes were categorized within Level 1 and Level 2, respectively. At December 31, 2025, €22,381 million and €317 million of Notes were categorized within Level 1 and Level 2, respectively.
The fair value of Borrowings from banks and Other debt classified within Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are market interest rates, adjusted for market expectations of the Company’s non-performance risk implied in quoted prices of traded securities issued by the Company and existing credit derivatives on Company liabilities. The fair value of the Borrowings from banks and Other debt that requires significant adjustments using unobservable inputs is categorized in Level 3. At September 30, 2026, €5,996 million and €357 million of Borrowings from banks and Other Debt were categorized within Level 2 and Level 3, respectively. At December 31, 2025, €4,465 million and €358 million of Borrowings from banks and Other Debt were categorized within Level 2 and Level 3, respectively.
17. Related party transactions
Related parties of the Company are entities and individuals capable of exercising control, joint control or significant influence over the Company and its subsidiaries. Related parties also include associates, joint ventures and unconsolidated subsidiaries of the Company, members of the Stellantis Board of Directors, executives with strategic responsibilities and certain members of their families. Related parties include companies affiliated with Exor N.V., which include Ferrari N.V., CNH Industrial N.V. (“CNHI”) and Iveco Group N.V. ("Iveco").

The amounts for transactions with related parties recognized in the Interim Condensed Consolidated Income Statement were as follows:

	Three months ended September 30,
	2026				2025
(€ million)	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses/(income)	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses/(income)
Joint arrangements and associates	2,790	1,516	(170)	(1)	3,190	1,120	62	10
CNHI	—	—	—	—	—	—	—	—
Ferrari N.V	1	—	—	—	1	1	—	—
Iveco	32	—	—	—	14	2	—	—

	Nine months ended September 30,
	2026				2025
(€ million)	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses/(income)	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses/(income)
Joint arrangements and associates	10,154	3,787	16	22	9,315	1,880	54	34
CNHI	—	—	—	—	4	—	—	—
Ferrari N.V	2	—	—	—	2	1	—	—
Iveco	102	4	—	—	71	6	—	—
The increase in Cost of revenues for transactions with joint arrangements and associates for the three and nine months ended September 30, 2026 compared to the corresponding periods in 2025 is primarily due to increased volumes in Leapmotor branded vehicles and increased purchases of vehicles manufactured by Tofas.
Assets and liabilities from transactions with related parties were as follows:

	At September 30, 2026				At December 31, 2025
(€ million)	Trade and other receivables	Trade payables and Other liabilities	Asset-backed financing	Debt(1)	Trade and other receivables	Trade payables and Other liabilities(1)	Asset-backed financing	Debt(2)
Joint arrangements and associates	3,475	3,526	41	119	2,793	2,620	6	103
CNHI	3	—	—	—	3	—	—	—
Ferrari N.V	7	—	—	—	8	—	—	—
Iveco	25	53	—	—	34	34	—	—
(1) Trade payables and Other liabilities at December 31, 2025 previously reported have been increased by €1,052 million to reflect the portion of payables for buy-back agreements related to transactions with Leasys
(2) Related to Debt excluding Asset-backed financing, refer to Note 14, Debt for additional information

18. Guarantees granted, commitments and contingent liabilities
Guarantees granted and commitments
At September 30, 2026, Stellantis N.V. guaranteed €1,242 million, or 49 percent of the total guarantees granted to third parties on the outstanding debt of StarPlus Energy LLC’s total commitment of €2,535 million (€2,373 million at December 31, 2025).
At September 30, 2026, Stellantis España guaranteed €112 million or 50 percent of the total granted guarantees to third parties in respect of Contemporary Star Energy’s total commitment of €223 million.
In 2024, NextStar entered into a loan facility with third‑party financial institutions for a notional amount of €1,144 million ($1,344 million at December 31, 2025), which was 49 percent guaranteed by Stellantis N.V. The facility was fully drawn at December 31, 2025. In March 2026, the Stellantis guarantees were terminated in connection with the exit from NextStar.
Litigation
Takata Airbag Recalls - Civil Litigation
We are subject to product liability claims, and consumer class, collective, and individual actions in several European jurisdictions and certain other countries, seeking compensation for the effects of Takata airbag recalls and stop-drive measures that we have progressively implemented since 2023. As of September 30, 2026, we have accrued approximately €200 million related to certain of these matters. Given the number, preliminary status, and range of potential outcomes for the remainder of these items, at this stage we are unable to evaluate the likelihood that a material loss will be incurred or estimate a range of possible loss.
Government Inquiries
Emissions
As part of the judicial investigation of several automakers in France, commencing in 2016 and 2017, Automobiles Peugeot and Automobiles Citroën were placed under examination by the Judicial Court of Paris in June 2021 on allegations of consumer fraud in connection with the sale of Euro 5 diesel vehicles in France between 2009 and 2015. In July 2021, FCA Italy (now known as Stellantis Europe) was placed under examination by the same court for possible consumer fraud in connection with the sale of Euro 6 diesel vehicles in France between 2014 and 2017. Civil parties have joined the case and may seek further compensation.
In September 2026, Stellantis Europe was referred to the French criminal court. This referral is a procedural step and does not constitute a determination of guilt. A decision on whether to proceed against Automobiles Peugeot and Automobiles Citroën remains before the Investigating Judge. At this stage, we are unable to evaluate the likelihood that a material loss will be incurred with regard to these matters or estimate a range of possible loss.
Other commitments, arrangements and contractual rights
At September 30, 2026, total joint venture and associate capital commitments were €1,231 million covering the period through 2037. In addition, the Company has contingent capital commitments amounting to €82 million, which become payable in June 2027 and June 2028 upon sales targets being achieved for the all-new Peugeot and Jeep-branded vehicles produced by DSAT and DPCA.

19. Equity
Share capital
At September 30, 2026, the authorized share capital of Stellantis was ninety million Euro (€90,000,000), divided into 4.5 billion (4,500,000,000) Stellantis common shares, nominal value of one Euro cent (€0.01) per share and 4.5 billion (4,499,750,000) class A special voting shares, nominal value of one Euro cent (€0.01) per share each and two hundred and fifty thousand (250,000) class B special voting shares with a nominal value of one euro cent (€0.01) each.
At September 30, 2026, the fully paid-up share capital of Stellantis amounted to €37 million (€37 million at December 31, 2025) and consisted of 2,906,201,733 common shares (2,903,716,295 at December 31, 2025), of which 1,605,287 held in treasury (6,233,099 at December 31, 2025), 866,522,224 special voting shares A (866,522,224 at December 31, 2025) of which 140,286 held in treasury (113,162 at December 31, 2025).
At September 30, 2026, there were 2,904,596,446 outstanding common shares (2,897,483,196 at December 31, 2025). In the nine months ended September 30, 2026, 4,627,812 were delivered in execution of the Share-based compensation plans.
Share buy-back program
At the annual general meeting (“AGM”) on April 13, 2023, the Board of Directors was authorized to acquire common shares in the capital of the Company, either through purchase on a stock exchange, through a public tender offer, an offer for exchange or otherwise, up to a maximum number of shares equal to 10 percent of the Company’s issued common shares. The authorization was for a period of 18 months from the date of the 2023 AGM. The authorization was renewed on the same terms at the AGM on April 14, 2026.
Perpetual subordinated fixed rate resettable capital securities (“Hybrid perpetual notes”)
In March 2026, the Company issued three tranches of Hybrid perpetual notes:
•€2.2 billion with a non‑call period of 5.25 years and an annual coupon of 6.250 percent until the first reset date on June 16, 2031;
•€1.8 billion with a non‑call period of 8 years and an annual coupon of 6.875 percent until the first reset date on March 16, 2034; and
•GBP 865 million (€997 million) with a non‑call period of 6.5 years and an annual coupon of 8.250 percent until the first reset date on September 16, 2032.
Coupon
The fixed-rate coupons are subject to a reset every five years, beginning from the respective first reset date indicated above.
Coupon payments may be deferred indefinitely at the Company’s discretion, and Stellantis is not obligated to make any payments, subject to certain conditions. Deferred coupons will accumulate and will become payable only if the Hybrid perpetual notes are called by Stellantis. In limited circumstances such as the declaration of dividends, payments on junior securities or parity obligations, Stellantis is required to pay any then-deferred coupons.

The Hybrid perpetual notes have no maturity date, however, subject to applicable non-call periods, the Company may redeem them in whole at its discretion.
Accounting treatment
Debt and equity instruments are classified by the Company as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and with the definitions of a financial liability and equity instrument set out in IAS 32 - Financial Instruments.
Equity instruments issued by the Company are recognized when the proceeds are received, net of direct issuance costs.
The repurchase of equity instruments issued by the Company is recognized and deducted directly in equity. No gain or loss is recognized in the profit or loss on the purchase, sale, issue or cancellation of equity instruments issued by the Company.
Distributions to holders of equity instruments are recognized directly in equity.
The characteristics of the Hybrid perpetual notes give the Company an unconditional right to avoid paying the principal or interest. As a result, and in accordance with IAS 32, these securities are classified as equity instruments, and any payment, net of taxes, is accounted for as a deduction of equity.
The issuance discount and transaction costs related to these issuances amount to €73 million, and have been recorded in equity, in accordance with IAS 32.
20. Earnings/(loss) per share
In 2026, following the issuance of Hybrid perpetual notes classified as equity (refer to Note 19, Equity for additional information), coupons accrued on these instruments, together with the Hybrid perpetual notes, are accounted for in a separate reserve within equity, which is not available for distribution to equity holders. The deferred tax effect arising from the issuance discount and other costs on the Hybrid perpetual notes is also recognized directly in equity within Retained earnings and other reserves. Accordingly, the coupon accrued and the deferred tax impact are deducted from Net profit/(loss) attributable to the equity holders of the parent in calculating both basic and diluted earnings per share. No such adjustment was required in 2025, as no Hybrid perpetual notes were outstanding during that period.
Basic (loss)/earnings per share
Basic (loss)/earnings per share for the three and nine months ended September 30, 2026 and 2025 was determined by dividing the Net profit/(loss) attributable to the equity holders of the parent adjusted for coupons on Hybrid perpetual notes, net of taxes, by the weighted average number of shares outstanding during each period.

The following table summarizes the amounts used to calculate the basic earnings/(loss) per share:

		Three months ended September 30,		Nine months ended September 30,
		2026	2025	2026	2025
Net profit/(loss) attributable to owners of the parent	million	(470)	(4,542)	186	(6,782)
Coupon and tax impacts on Hybrid perpetual notes	million	(65)	—	(129)	—
Weighted average number of shares outstanding	thousand	2,902,097	2,888,824	2,899,471	2,884,705
Basic (loss)/earnings per share		(0.18)	(1.57)	0.02	(2.35)
Diluted (loss)/earnings per share
In order to calculate the diluted (loss)/earnings per share during the three and nine months ended September 30, 2026, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the outstanding and unvested share-based compensation awards at September 30, 2026 as determined using the treasury stock method.
For the nine months ended September 30, 2026, there were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive effect.
For the three months ended September 30, 2026 and for the three and nine months ended September 30, 2025 as a result of the loss attributable to owners of the parent, the theoretical effect that would arise if the share-based payment plans were exercised was not taken into consideration in the calculation of diluted earnings/(loss) per share as this would have had an anti-dilutive effect.
The following table summarizes the amounts used to calculate the diluted (loss)/earnings per share for the three and nine months ended September 30, 2026 and 2025:

		Three months ended September 30,		Nine months ended September 30,
		2026	2025	2026	2025
Net profit/(loss) attributable to owners of the parent	million	(470)	(4,542)	186	(6,782)
Coupon and tax impacts on Hybrid perpetual notes	million	(65)	—	(129)	—
Weighted average number of shares outstanding	thousand	2,902,097	2,888,824	2,899,471	2,884,705
Number of shares deployable for share-based compensation	thousand	—	—	8,823	—
Weighted average number of shares outstanding for diluted earnings per share	thousand	2,902,097	2,888,824	2,908,294	2,884,705
Diluted (loss)/earnings per share		(0.18)	(1.57)	0.02	(2.35)
21. Segment reporting
The Company’s activities are carried out through five regional vehicle reporting segments: North America, Enlarged Europe, Middle East & Africa, South America and Asia Pacific. Refer to Note 1, Basis of Preparation for additional information on segment reporting changes.

See below for a reconciliation of Net profit/(loss), which is the most directly comparable measure included in our Interim Condensed Consolidated Income Statement, to Adjusted operating income/(loss). Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8, the related information is not provided.
The following tables summarize selected financial information by segment for the three and nine months ended September 30, 2026 and 2025:

Three months ended September 30, 2026	North America	Enlarged Europe	Middle East & Africa	South America	Asia Pacific	Other activities	Unallocated items & eliminations	Stellantis
(€ million)
Net revenues from external customers	15,570	14,062	1,673	4,088	445	1,773	—	37,611
Net revenues from transactions with other segments	16	—	—	32	—	67	(115)	—
Net revenues	15,586	14,062	1,673	4,120	445	1,840	(115)	37,611

Net profit/(loss)								(453)
Tax expense/(benefit)								(79)
Net financial expenses/(income)								201
Operating income/(loss)								(331)

Adjustments:
Takata airbags recall campaign(1)	—	218	—	5	—	—	—	223
Write-down of investment in Leasys(2)	—	—	—	—	—	118	—	118
Restructuring and other costs, net of reversals(3)	—	49	—	15	—	2	—	66
Costs related to product plan realignments and program cancellations(4)	31	—	—	—	—	—	—	31
Other(5)	83	70	(1)	(1)	(5)	4	(1)	149
Total adjustments	114	337	(1)	19	(5)	124	(1)	587
Adjusted operating income/(loss)	64	(311)	244	431	18	123	(313)	256

Share in the profit of equity method investees	2	(73)	37	2	28	(53)	—	(57)
(1) Related to stop-drive campaigns on certain vehicles, mainly in Enlarged Europe
(2) During the three months ended September 30, 2026, the Company recognized a €118 million charge related to its investment in Leasys (refer to Note 7, Investments accounted for using equity method for additional information)
(3) Primarily related to workforce reductions, mainly in Enlarged Europe
(4) Related to costs incurred as a result of product plan realignments and program cancellations in North America
(5) Comprised primarily of adjustments to costs related to the transformation of certain plants in North America and Enlarged Europe, along with a regulatory impairment charge in North America

Three months ended September 30, 2025	North America	Enlarged Europe	Middle East & Africa	South America	Asia Pacific	Other activities	Unallocated items & eliminations	Stellantis
(€ million)
Net revenues from external customers	16,079	13,622	2,053	3,927	476	1,049	—	37,206
Net revenues from transactions with other segments	8	9	7	62	—	56	(142)	—
Net revenues(1)	16,087	13,631	2,060	3,989	476	1,105	(142)	37,206

Net profit/(loss)								(4,532)
Tax expense/(benefit)								(1,163)
Net financial expenses/(income)								(6)
Operating income/(loss)								(5,701)

Adjustments:
Change in estimate for contractual warranties(2)	3,252	—	—	—	—	—	—	3,252
Costs related to program cancellations(3)	1,734	12	—	2	—	—	—	1,748
Restructuring and other costs, net of reversals(4)	(31)	411	—	6	—	15	—	401
Fuel cell program discontinuation(5)	—	79	—	—	—	—	—	79
Takata airbags recall campaign(6)	—	50	6	—	—	—	—	56
Platform impairments	—	1	—	—	—	—	—	1
Other(7)	257	13	—	(1)	(5)	(12)	2	254
Total adjustments	5,212	566	6	7	(5)	3	2	5,791
Adjusted operating income/(loss)	(475)	157	272	429	(4)	(8)	(281)	90

Share of profit of equity method investees, excluding adjustments	(48)	(65)	12	(3)	8	31	—	(65)
(1) With effect from January 1, 2026, the Company’s segment structure was updated to align with how the CODM reviews performance and allocates resources. Under the revised structure, the CODM reviews the business through the following operating and reporting segments: North America; Enlarged Europe; Middle East & Africa; South America; and Asia Pacific. Refer to Note 1, Basis of Preparation for additional information
(2) Related to the change in estimate for contractual warranty provisions, resulting from the reassessment of the estimation process, taking into account recent increases in cost inflation and a deterioration in quality, as a result of operational choices, which did not deliver the expected quality performance
(3) Primarily related to costs incurred as a result of program cancellations
(4) Primarily related to workforce reductions, mainly in Enlarged Europe
(5) Related to the Company’s decision to discontinue its hydrogen fuel cell strategy, comprising €12 million of impairments of capitalized development expenditures and property, plant and equipment, €47 million of provisions for risks, and €20 million of other expenses
(6) Related to stop-drive campaigns on certain vehicles in Enlarged Europe announced in June 2025
(7) Comprised primarily of (i) net costs recognized to support the workforce during the transformation of certain plants in North America, (ii) gains on disposal of investments in Enlarged Europe and (iii) a gain from dilution related to the investment in Archer Aviation

Nine months ended September 30, 2026	North America	Enlarged Europe	Middle East & Africa	South America	Asia Pacific	Other activities	Unallocated items & eliminations	Stellantis
(€ million)
Net revenues from external customers	49,877	44,859	6,626	11,965	1,379	4,519	—	119,225
Net revenues from transactions with other segments	16	4	—	116	—	196	(332)	—
Net revenues	49,893	44,863	6,626	12,081	1,379	4,715	(332)	119,225

Net profit/(loss)								217
Tax expense/(benefit)								289
Net financial expenses/(income)								553
Operating income/(loss)								1,059

Adjustments:
Restructuring and other costs, net of reversals(1)	(21)	507	4	52	2	4	—	548
Takata airbags recall campaign(2)	—	318	5	6	—	—	—	329
Costs related to product plan realignments and program cancellations(3)	252	(25)	—	—	—	—	—	227
Write-down of investment in Leasys(4)	—	—	—	—	—	118	—	118
(Gains)/losses on disposal of investments(5)	—	12	—	(2)	—	(69)	—	(59)
U.S. GHG regulation change(6)	(66)	—	—	—	—	—	—	(66)
Renegotiated regulatory purchase commitments of credits(7)	(317)	—	—	—	—	—	—	(317)
Other(8)	91	67	1	(1)	(9)	1	—	150
Total adjustments	(61)	879	10	55	(7)	54	—	930
Adjusted operating income/(loss)	611	(397)	855	1,226	15	388	(709)	1,989

Share of profit of equity method investees, excluding adjustments	98	(166)	66	3	23	62	—	86
(1) Primarily related to workforce reductions, mainly in Enlarged Europe
(2) Related to stop-drive campaigns on certain vehicles mainly in Enlarged Europe
(3) Primarily related to costs incurred as result of product plan realignments and program cancellations, including €252 million recognized in North America, as well as a provision reversal of €25 million in Enlarged Europe
(4) During the nine months ended September 30, 2026, the Company recognized a €118 million charge related to its investment in Leasys (refer to Note 7, Investments accounted for using equity method for additional information)
(5) Comprised primarily of (i) gains recognized as a result of the loss of significant influence over Archer and the resulting termination of the equity method (refer to Note 2, Scope of consolidation for additional information), (ii) a dilution gain related to the investment in Comau Group, and (iii) gains/(losses) recognized on the disposal of non-significant assets in Enlarged Europe
(6) Following the repeal of the U.S. GHG emissions standards, the Company recognized a gain of €66 million within Cost of revenues. The net gain consisted of an impairment of GHG-related Other intangible assets of €284 million and the elimination of the related GHG provision of €350 million
(7) Includes a net gain of €317 million within Cost of revenues related to renegotiated contractual commitments for the purchase of regulatory compliance credits
(8) Comprised primarily of adjustments to costs related to the transformation of certain plants in North America and Enlarged Europe, along with a regulatory impairment charge in North America

Nine Months Ended September 30, 2025	North America	Enlarged Europe	Middle East & Africa	South America	Asia Pacific	Other activities	Unallocated items & eliminations	Stellantis
(€ million)
Net revenues from external customers	44,382	44,177	7,009	11,625	1,482	2,792	—	111,467
Net revenues from transactions with other segments	8	11	13	135	4	186	(357)	—
Net revenues(1)	44,390	44,188	7,022	11,760	1,486	2,978	(357)	111,467

Net profit/(loss)								(6,788)
Tax expense/(benefit)								(1,777)
Net financial expenses/(income)								154
Operating income/(loss)								(8,411)

Adjustments:
Change in estimate for contractual warranties(2)	3,252	—	—	—	—	—	—	3,252
Costs related to product plan realignment and program cancellations(3)	2,061	146	8	321	1	—	—	2,537
Restructuring and other costs, net of reversals(4)	(72)	942	—	10	—	43	—	923
Fuel cell program discontinuation(5)	—	812	—	—	—	—	—	812
Platform impairments(6)	—	579	—	—	—	—	—	579
Takata airbags recall campaign(7)	—	289	6	—	—	—	—	295
CAFE penalty rate(8)	269	—	—	—	—	—	—	269
Stellantis Türkiye disposal(9)	—	—	246	—	—	—	—	246
Other(10)	174	(10)	—	(1)	(3)	(29)	(3)	128
Total adjustments	5,684	2,758	260	330	(2)	14	(3)	9,041
Adjusted operating income/(loss)	(1,457)	90	1,040	1,618	(4)	(81)	(576)	630

Share of profit of equity method investees, excluding adjustments	(42)	(620)	20	(3)	(7)	154	—	(498)
(1) With effect from January 1, 2026, the Company’s segment structure was updated to align with how the CODM reviews performance and allocates resources. Under the revised structure, the CODM reviews the business through the following operating and reporting segments: North America; Enlarged Europe; Middle East & Africa; South America; and Asia Pacific. Refer to Note 1, Basis of Preparation for additional information
(2) Related to the change in estimate for contractual warranty provisions, resulting from the reassessment of the estimation process, taking into account recent increases in cost inflation and a deterioration in quality, as a result of operational choices, which did not deliver the expected quality performance
(3) Primarily related to costs incurred as result of product plan realignments and program cancellations
(4) Primarily related to workforce reductions, mainly in Enlarged Europe, partially offset by a €72 million reduction in estimated North America restructuring costs
(5) During the nine months ended September 30, 2025, Stellantis decided to discontinue its fuel cell strategy. As a result, the following items have been impaired: (i) investment in Symbio (€179 million), (ii) loans granted to Symbio (€162 million), (iii) capitalized development expenditures and property, plant and equipment related to fuel cells (€341 million), (iv) in addition, provisions for risks were recognized (€110 million) and (v) other expenses (€20 million)
(6) Due to reduced volumes, platforms used for Maserati and Alfa Romeo vehicles were impaired and recognized in Enlarged Europe for €579 million
(7) Related to stop-drive campaigns on certain vehicles in Enlarged Europe announced in June 2025
(8) As a result of the elimination of CAFE fines with the enactment of the OBBB, the Company recognized a net expense of €97 million, comprised of net €172 million of CAFE credits recognized as a reduction of Cost of revenues, which remains included in AOI as these amounts reduced prior year CAFE fines, and a net expense of €269 million, which is excluded from AOI and comprised of (i) elimination of the CAFE provision of €844 million, (ii) impairment of the regulatory credit assets of €609 million, and (iii) onerous contracts related to contractual purchase commitments for CAFE credits of €504 million
(9) Sale of Stellantis Türkiye to the Company’s joint venture, Tofas, for which the Company recognized an estimated loss on disposal of €246 million, driven primarily by the recycling of the cumulative translation reserve from Equity to the Consolidated Income Statement upon disposal
(10) Comprised primarily of (i) net costs to support the workforce during the transformation of certain plants in North America, (ii) gains on sales of real estate in Enlarged Europe, and (iii) a gain from dilution related to the investment in Archer Aviation

22. Subsequent events
Effective October 1, 2026, amendments to the governance arrangements of Shandong UAP Auto Union E-Commerce Co., Ltd. (“UAP”) became effective. Although the Company continues to hold a 53.5 percent equity interest in UAP, the amended arrangements result in the Company no longer having the unilateral ability to direct UAP’s relevant activities. UAP will therefore cease to be consolidated from October 1, 2026 and the retained interest will be accounted for as an investment in an associate using the equity method.
In October 2026, SFS U.S., through First Investors Auto Owner Trust 2026-2, issued six classes of ABS Term Notes totaling €456 million ($518 million) in aggregate. The notes issued in each class bear a fixed rate. The ABS Term Notes are secured by a pool of near prime retail loans.
In October 2026, the first contractual one-year extension option under the SFS RCF was exercised, extending the maturity of the €1.1 billion tranche (US$1.3 billion) tranche from December 2026 to December 2027 and the €0.8 billion tranche (US$1.0 billion) tranche from December 2028 to December 2029.